EXHIBIT 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

dated as of March 17, 2014

between

VISS ACQUISITION CORP.

MSCI INC.

and

RISKMETRICS GROUP HOLDINGS, LLC

TABLE OF CONTENTS

i

Exhibit A	Illustrative Working Capital Statement
Exhibit B	Form of Transition Services Agreement
Exhibit C	Form of License Agreement
Exhibit D	Form of License Agreement
Exhibit E	Form of License Agreement
Exhibit F	Form of License Agreement
Exhibit G	Form of License Agreement
Exhibit H	Seller Press Release
Exhibit I	Company Press Release
Schedule I	Closing Cash

STOCK PURCHASE AGREEMENT

AGREEMENT (this “Agreement”) dated as of March 17, 2014, between VISS Acquisition Corp., a Delaware corporation (“Buyer”), MSCI Inc., a Delaware corporation (“Seller”), and RiskMetrics Group Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of Seller (“Shareholder”).

W  I  T  N  E  S  S  E  T  H :

WHEREAS, Shareholder is the record and beneficial owner of the Shares, representing all of the outstanding capital stock of Institutional Shareholder Services Inc., a Delaware corporation (the “Company”), and Shareholder desires to sell the Shares to Buyer, and Buyer desires to purchase the Shares from Shareholder, upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to Seller’s and Shareholder’s willingness to enter into this Agreement, Buyer is delivering to Seller a guarantee of the Guarantor (as defined below) in favor of Seller with respect to the performance by Buyer of certain of its obligations hereunder, duly executed by the Guarantor and dated as of the date hereof.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
Definitions

Section 1.01.  Definitions. (a) As used herein, the following terms have the following meanings:

“Advisory Services” means (i) the provision of proxy voting advisory services, proxy voting analysis services, proxy voting recommendations and proxy research products and services or (ii) the execution of proxy votes for any Person (on a discretionary or non-discretionary basis) pursuant to a written agreement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that, following the Closing, no Transferred Entity shall be considered an Affiliate of Seller or any other Subsidiary of Seller.  For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Aggregate Purchase Price” means (A) $364,000,000, plus (B) Closing Cash, plus (C) the Closing Working Capital Adjustment (provided that, if the Closing Working Capital Adjustment is a negative number, the amount thereof shall instead be deducted from the Aggregate Purchase Price) and less (D) Closing Indebtedness.

“Anti-Corruption Laws” means all Applicable Laws of any jurisdiction applicable to the Company or its Subsidiaries from time to time concerning or relating to bribery or corruption.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, temporary restraining order, preliminary or permanent injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Base Working Capital” means negative $41,300,000.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Buyer Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Buyer to Seller.

“Buyer Tax Indemnified Party” means Buyer, any of its Affiliates and, effective upon the Closing, the Transferred Entities.

“Cash and Cash Equivalents” means unrestricted cash and cash equivalents (including money market funds, deposits and instruments, but excluding (i) any outstanding checks and wire transfers, and (ii) any amounts collected by any Transferred Entity on behalf of any third party customer or client with respect to security class action claims).

“Client” means any Person to which any Transferred Entity provides Advisory Services.

“Closing Cash” means the amount equal to the sum of (i) the aggregate amount of Domestic Cash at the Closing, plus (ii) with respect to any jurisdiction set forth in Schedule I (each, a “Specified Foreign Jurisdiction”), the aggregate amount of any Foreign Cash held by the Foreign Subsidiaries formed or organized in such jurisdiction at the Closing, up to the amount for such jurisdiction set forth in the column of Schedule I titled “Targeted Cash Balance” (such jurisdiction’s “Targeted Cash Balance”), plus (iii) with respect to any Specified Foreign Jurisdiction, (A) 0.85 times (B) the aggregate amount of any Foreign Cash held by the Foreign Subsidiaries formed or organized in such jurisdiction at the Closing that is (1) in excess of the Targeted Cash Balance for such jurisdiction and (2) less than the amount for such jurisdiction set forth in the column of Schedule I titled “Maximum Cash Balance” (such jurisdiction’s “Maximum Cash Balance”).  For the avoidance of doubt, in no event shall Closing Cash include any amount of Foreign Cash held by the Foreign Subsidiaries formed or organized in any Specified Foreign Jurisdiction at the Closing that is in excess of the Maximum Cash Balance for such jurisdiction.

“Closing Date” means the date of the Closing.

“Closing Indebtedness” means any amount owed by any Transferred Entity to any Person other than another Transferred Entity, in each case immediately prior to the Closing (including (i) accrued and unpaid interest thereon, (ii) any premium payable thereon and (iii) any prepayment penalties, breakage costs, expenses or fees arising as a result of the payment of any such amount owed), without duplication, in respect of: (A) obligations of any Transferred Entity for borrowed money, (B) obligations of any Transferred Entity evidenced by bonds, notes or debentures or other debt security or similar instrument, (C) reimbursement obligations of any Transferred Entity relating to letters of credit, bankers’ acceptances, surety or other bonds or similar instruments, (D) all obligations for the deferred purchase price of assets, property or services, including any earn-out payments, (E) any capital lease obligations to any Person other than the Transferred Entities, and (F) any indebtedness or other obligations of the types described in the preceding clauses (A) through (E) that are guaranteed by any Transferred Entity; provided that, Closing Indebtedness shall not include any amounts falling within the definition of Pre-Closing Intercompany Balances.

“Closing Working Capital” means the excess of current assets over current liabilities of the Transferred Entities immediately prior to the Closing, with such adjustments as shown in, and otherwise calculated in accordance with GAAP consistently applied with the practices and methodologies used to prepare, the Illustrative Working Capital Statement set forth in Exhibit A; provided that Closing Working Capital shall (i) include (A) any Pre-Closing Intercompany Balances as and to the extent permitted not to be settled pursuant to Section 5.02(i) and (B) current and long-term deferred revenue and (ii) not include (A) any amounts taken into account in the calculation of Closing Cash or Closing Indebtedness or (B) any deferred Tax assets or deferred Tax liabilities (or any Tax reserves); provided, further, that the amount of any current asset included in Closing Working Capital with respect to any amounts collected by any

Transferred Entity on behalf of any third party customer or client with respect to security class action claims shall in no event exceed the amount of any liability included in Closing Working Capital with respect to any amounts collected by any Transferred Entity on behalf of any third party customer or client with respect to security class action claims.

“Closing Working Capital Adjustment” means (i) Closing Working Capital minus (ii) Base Working Capital (which, for the avoidance of doubt, shall be a negative number if Closing Working Capital is less than Base Working Capital); provided that if the absolute value of the Closing Working Capital Adjustment is less than or equal to $50,000, the Closing Working Capital Adjustment shall be deemed equal to zero.

“Code” means the Internal Revenue Code of 1986.

“Combined Tax” means (i) any Tax with respect to which the Company or any of the other Transferred Entities has filed or will file a Tax Return with a member of any Seller Group on a consolidated basis pursuant to Section 1501 of the Code and (ii) any income or franchise Tax payable to any state, local or foreign taxing jurisdiction in which the Company or any of the other Transferred Entities has filed or will file a Tax Return with a member of any Seller Group (other than a group that consists solely of Transferred Entities) on an affiliated, consolidated, combined or unitary basis with respect to such Tax.

“Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Confidentiality Agreement” means the confidentiality agreement between the Guarantor and Seller dated as of November 14, 2013.

“Domestic Cash” means Cash and Cash Equivalents of the Transferred Entities (other than the Foreign Subsidiaries).

“Environmental Laws” means any Applicable Law that has as its principal purpose the protection of the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity which, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Final Determination” means (i) any final determination of liability in respect of a Tax that, under Applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations), including a “determination” as defined in Section 1313(a) of the Code or execution of an Internal Revenue Service Form 870AD or (ii) the payment of Tax by Buyer, Seller or any of their Affiliates, whichever is responsible for payment of such Tax under Applicable Law, with respect to any item disallowed or adjusted by a Taxing Authority, provided that such responsible party determines that no action should be taken to recoup such payment and the other party agrees.

“FINRA” means Financial Industry Regulatory Authority.

“Foreign Cash” means Cash and Cash Equivalents of the Foreign Subsidiaries.

“Foreign Subsidiaries” shall mean the Subsidiaries that are not formed under the laws of any state or commonwealth of the United States of America.

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory, self-regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Income Tax” means any Tax that is, in whole or in part, based on or measured by income or gains, and any business franchise or similar Tax.

“Income Tax Return” means any Tax Return that relates to Income Taxes.

“Indemnified Tax Loss” means either a Seller Indemnified Tax Loss or a Buyer Indemnified Tax Loss, as the case may be.

“Intellectual Property Right” means any trademarks, service marks, trade names, Internet domain names, logos, slogans, patents, copyrights, computer software, trade secrets, know-how (together with all goodwill associated therewith and including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right.

“Investment Advisers Act” means the Investment Advisers Act of 1940.

“Investment Advisory Agreement” means any agreement under which any Transferred Entity provides Advisory Services to any Client.

“ISS Australia” means RiskMetrics (Australia) Pty. Ltd.

“ISS Europe” means Institutional Shareholder Services Europe S.A.

“ISS Australia Loan” means the loan to be made after the date hereof, but prior to the Closing Date, by ISS Australia to the Company.

“ISS Europe Loan” means the loan to be made after the date hereof, but prior to the Closing Date, by ISS Europe to the Company.

“ISS Foreign Loan” means each of the ISS Australia Loan and the ISS Europe Loan.

 “ISS Foreign Loan Taxes” means with respect to each ISS Foreign Loan, in any Tax year, the sum of (i) Taxes of the Company on amounts included in income (net of any related foreign tax credits actually used by the Company) of the Company under Section 951(a)(1)(B) of the Code in respect of the ISS Foreign Loan while the ISS Foreign Loan remains outstanding, (ii) Taxes of the Company on amounts included in income (net of any related foreign Tax credits actually used by the Company) of the Company under Section 301 of the Code (as reduced by the application of Section 959(c) of the Code in respect of the ISS Foreign Loan (ignoring any prior distributions by ISS Europe or ISS Australia, as applicable, other than distributions described in this definition), and any corresponding provision of state or local income Tax law) upon the distribution following repayment, or the cancellation, of all or a portion of the ISS Foreign Loan pursuant to Section 7.13; provided that for purposes of calculating ISS Foreign Loan Taxes, the amount of Taxable income taken into account in determining the amounts described in clause (i) or (ii) shall not exceed an amount equal to the principal amount of the ISS Foreign Loan and any accrued interest thereon to the extent included in income of the Company under Section 951(a)(1)(B) or Section 301 of the Code (as reduced by the application of Section 959(c) of the Code in respect of the ISS Foreign Loan (ignoring any prior distributions by ISS Europe or ISS Australia, as applicable, other than distributions described in this definition) and any corresponding provision of state or local income Tax law), and (iii) an amount equal to the excess, if any, of (x) the sum of (I) the Taxes payable by ISS Europe or ISS Australia, as applicable and (II) the Taxes (net of any related foreign Tax credits actually used by the Company) payable by the Company on amounts includable in income under Subpart F of the Code, in each case, with respect to interest payments made on the ISS Foreign Loan, over (y) the amount by which the Tax liability of the Company is actually reduced on account of the interest payments made on the ISS Foreign Loan.

“Key Executive” means the individuals set forth in Section 1.01(b) of the Seller Disclosure Schedule.

“knowledge” means, with respect to Seller, the actual knowledge of the individuals listed on Section 1.01(c)(i) of the Seller Disclosure Schedule, provided that such individual conducted a reasonable inquiry, and, with respect to Buyer, the actual knowledge of the individuals listed on Section 1.01(c)(ii) of the

Buyer Disclosure Schedule, provided that such individual conducted a reasonable inquiry.

“License Agreements” means, collectively, (i) the license agreement between Seller and the Company substantially in the form of Exhibit C, (ii) the license agreement between Seller and the Company substantially in the form of Exhibit D, (iii) the license agreement between Seller and the Company substantially in the form of Exhibit E, (iv) the license agreement between Seller and the Company substantially in the form of Exhibit F and (v) the license agreement between Seller and the Company substantially in the form of Exhibit G.

“Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by a third party and licensed to the Company or any other Transferred Entity.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.

“Material Adverse Effect” means a material adverse effect on the financial condition, business, assets or results of operations of the Company and the other Transferred Entities, taken as a whole, excluding any effect resulting from (A) changes in the financial or securities markets, including in interest rates or currency exchange rates, (B) changes in general economic or political conditions, (C) changes in Applicable Law, GAAP or other applicable regulatory accounting requirements, or in authoritative interpretations thereof, (D) changes in conditions generally affecting the industry in which the Transferred Entities operate, (E) acts of war, sabotage or terrorism or natural disasters, (F) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, (G) any failure by the Company or any other Transferred Entity to meet any internal or industry financial estimates, forecasts or projections for any period (it being understood that any effect that has contributed to such failure may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect, unless it is otherwise excluded from the definition thereof pursuant to a clause other than this clause (G)) or (H) any action taken by Seller, Shareholder, the Company or any other Transferred Entity that is required or expressly contemplated to be taken pursuant to this Agreement, in the case of clauses (A), (B), (D) and (E) above, to the extent such material adverse effect does not adversely affect the Transferred Entities in a disproportionate manner relative to other companies operating in the industries in which the Transferred Entities operate.

“NFA” means the National Futures Association or any successor entity thereto.

“1934 Act” means the Securities Exchange Act of 1934.

“Owned Intellectual Property Rights” means all Intellectual Property Rights owned by the Company or any other Transferred Entity.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and, with respect to a Straddle Tax Period, the portion of such Tax period beginning after the Closing Date.

“Pre-Closing Confidentiality Agreement” means those agreements by and between Seller or any of its Affiliates (including the Transferred Entities), on the one hand, and Persons expressing an interest in acquiring an ownership interest (whether by merger, sale or purchase of capital stock, sale or purchase of assets, reinsurance or otherwise) in the capital stock or assets of the Transferred Entities, on the other hand, in connection with the process leading to the transactions contemplated by this Agreement, with respect to the confidentiality of information about the Transferred Entities.

“Pre-Closing Intercompany Agreements” means all written intercompany agreements between Seller and its Affiliates (other than the Transferred Entities), on the one hand, and any Transferred Entity, on the other hand, in effect on or before the Closing Date.

“Pre-Closing Intercompany Balances” means all intercompany balances between Seller and its Affiliates (other than the Transferred Entities), on the one hand, and any Transferred Entity, on the other hand, relating to the period ending on or before the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and, with respect to a Straddle Tax Period, the portion of such Tax period ending on the Closing Date.

“Proprietary Software” shall mean any software or software code constituting Owned Intellectual Property Rights.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, consultants, counsel, financial advisors, auditors, agents and other authorized representatives.

“Retained Real Property Leases” means the leases set forth on Section 1.01(d) of the Seller Disclosure Schedule relating to each leased real property set forth therein.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government,

including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State.

“Seller Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Seller to Buyer.

“Seller Group” means any affiliated, consolidated, combined or unitary group (including any affiliated group of corporations as defined in Section 1504(a) of the Code) of which Seller or any of its Affiliates is a member.

“Seller Tax Indemnified Party” means Seller and each of its Affiliates.

“Shared Real Property Lease” means the lease set forth on Section 1.01(e) of the Seller Disclosure Schedule relating to each leased real property set forth therein.

“Shares” means 200 shares of Common Stock.

“Statement of Financial Condition” means the audited Statement of Financial Condition of the Company and the other Transferred Entities as of December 31, 2013.

“Statement of Financial Condition Date” means December 31, 2013.

“Straddle Tax Period” means a Tax period that begins on or before the Closing Date and ends thereafter.

“Subsidiary” means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by the Company.

“Tax” means (i) any U.S. federal, state, local or foreign tax or other like assessment, custom, duty, levy or charge of any kind whatsoever (including, but not limited to, withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount, and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of the other Transferred Entities, any liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Closing a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person and (iii) any liability of the Company or any of the other Transferred Entities for the payment of any amount as a result of being party to any Tax Sharing Agreement.

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including without limitation deductions and credits related to alternative minimum Taxes) and losses or deductions deferred by the Code or other Applicable Law.

“Tax Return” means any Tax return, statement, report, election, declaration, disclosure, schedule or form (including any estimated tax or information return or report, any claim for refund and any attachment thereto or amendment thereof) filed or required to be filed with any Taxing Authority.

“Tax Sharing Agreement” means any agreement or arrangement (whether or not written) entered into prior to the Closing binding the Company or any of the other Transferred Entities that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability.

“Taxing Authority” means any Governmental Authority (domestic or foreign) responsible for the imposition or collection of any Tax.

“Transaction Documents” means, collectively, this Agreement, the Transition Services Agreement, the License Agreements, the Guarantee and the Financing Commitment Letters.

“Transfer Tax” means any transfer, documentary, sales, use, stamp, registration, value added or other similar Tax (including any penalties and interest) incurred in connection with the transactions described in this Agreement.

“Transferred Entities” means the Company and its Subsidiaries.

“Transition Services Agreement” means the transition services agreement between Seller and Buyer substantially in the form of Exhibit B.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Aggregate Cap	11.02
Agreement	Preamble
Alternative Financing	7.05
Buyer	Preamble
Buyer DC Plan	9.02
Buyer Indemnified Parties	11.02
Buyer Indemnified Tax	8.05
Buyer Indemnified Tax Loss	8.05
Buyer Indemnifying Parties	11.02

Cap	11.02
Claim Notice	11.03
Closing	2.02
Closing Statement	2.03
Company	Preamble
Company Employees	3.20
Consent Notice	7.08
Continuing Employee	9.02
Current Representation	6.03
Damages	11.02
De Minimis Amount	11.02
Debt Commitment Letters	4.05
Debt Financing	4.05
Deductible	11.02
Delayed Transfer Employee	9.01
Designated Person	6.03
DFS Provision	13.04
e-mail	13.01
Employee Plan	3.21
End Date	12.01
Enforceability Exceptions	3.02
Equity Commitment Letter	4.05
Equity Financing	4.05
Estimated Aggregate Purchase Price	2.03
Final Aggregate Purchase Price	2.05
Financing	4.05
Financing Commitment Letters	4.05
Financing Date	2.02
Foreign Benefit Plan	3.21
Fundamental Warranties	11.01
Guarantee	4.07
Guarantor	4.07
Indemnified Party	11.03
Indemnifying Party	11.03
Lawless Litigation	11.02
Material Contract	3.11
Negative Consent Notice	7.08
New Plans	9.02
Occurrence-Based Policies	5.03
Offered Employee	9.01
Permitted Liens	3.15
Post-Closing Representation	6.03
Post-Closing Statement	2.04
Post-Closing Tax Representations	3.23
Potential Contributor	11.05
Qualifying Offer	9.01

Recovery Costs	5.03
Referee	8.06
Replacement Contract	7.10
Retained Entity	5.04
Seller	Preamble
Seller DC Plans	9.02
Seller Employment Liabilities	9.02
Seller Indemnified Parties	11.02
Seller Indemnified Tax	8.05
Seller Indemnified Tax Loss	8.05
Seller Indemnified Tax Loss Limitation	8.05
Seller Indemnitees	6.05
Separate Returns	8.01
Separate Pre-Closing Income Tax Returns	8.01
Shared Contracts	7.10
Shareholder	Preamble
Significant Contract	3.11
Solvent	4.06
Tax Benefit	11.05
Tax Claim	8.05
Tax Indemnified Party	8.05
Tax Indemnifying Party	8.05
Tax Savings	8.05
Third Party Claim	11.03
Transferred Entity Securities	3.05
U.S. Employee	9.02
Vestar	6.04
Warranty Breach	11.02
WARN	3.20
Willful Breach	12.01

Section 1.02.  Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law.  The parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE 2
Purchase and Sale

Section 2.01.  Purchase and Sale.  Upon the terms and subject to the conditions of this Agreement, Shareholder agrees to sell, and Seller shall cause Shareholder to sell, to Buyer, and Buyer agrees to purchase from Shareholder, the Shares free and clear of all Liens at the Closing.  The purchase price for the Shares shall be an amount equal to the Aggregate Purchase Price.  The Estimated Aggregate Purchase Price, in the amount set forth in the Closing Statement delivered by Seller to Buyer pursuant to Section 2.03, shall be paid as provided in Section 2.02, and shall be subject to adjustment following the Closing Date as provided in Section 2.05.

Section 2.02. Closing.  The closing (the “Closing”) of the purchase and sale of the Shares hereunder shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, as soon as possible, but in no event later than three Business Days, after satisfaction or, to the extent permissible, waiver by the party or parties entitled to the benefit of the conditions set forth in Article 10 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), or at such other time or place as Buyer and Seller may agree; provided that notwithstanding the satisfaction or waiver of the conditions set forth in Article 10 hereof, without its consent Buyer shall not be required to consummate the Closing earlier than May 1, 2014 (the “Financing Date”).  At the Closing:

(a) Buyer shall deliver, or cause to be delivered, to Seller:

(i) an amount equal to the Estimated Aggregate Purchase Price in immediately available funds by wire transfer to an account of Seller with a bank in New York City designated by Seller, by notice to Buyer, which notice shall be delivered not later than five Business Days prior to the Closing Date;

(ii) a duly executed certificate pursuant to Section 10.03(c) hereof;

(iii) to the extent not previously delivered, a duly executed counterpart to each other Transaction Document to be delivered at the Closing to which Buyer or any of its Affiliates is a party and all other documents required to be delivered by Buyer pursuant to this Agreement on or prior to the Closing Date; and

(iv) all documents that Seller may reasonably request relating to the existence of Buyer and the authority of Buyer to execute and deliver this Agreement and consummate the transactions contemplated hereby.

(b) Seller shall deliver, or cause to be delivered, to Buyer:

(i) certificates for the Shares duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto;

(ii) a duly executed certificate pursuant to Section 10.02(c) hereof;

(iii) duly executed letters of resignation or other evidence of removal from office, effective as of the Closing, of each director and officer of any Transferred Entity;

(iv) to the extent not previously delivered, a duly executed counterpart to each other Transaction Document to be delivered at the Closing to which Seller or any of its Affiliates is a party and all other documents required to be delivered by Seller pursuant to this Agreement on or prior to the Closing Date;

(v) a certification, signed under penalties of perjury and dated not more than 30 days prior to the Closing Date, in form and substance reasonably satisfactory to Buyer, that satisfies the requirements of Treasury Regulation Section 1.1445-2(b)(2) and confirms that Shareholder or Seller, as applicable, is not a “foreign person” as defined in Section 1445 of the Code;

(vi) all documents that Buyer may reasonably request relating to the existence of Seller and Shareholder and the authority of Seller and

Shareholder to execute and deliver this Agreement and consummate the transactions contemplated hereby; and

(vii) (A) a full release of the Company and each Transferred Entity (as applicable) from its guarantee of Seller’s Amended and Restated Credit Agreement, dated May 4, 2012, pursuant to the Amended and Restated Guaranty dated May 4, 2012, and (B) a customary termination of the Company’s and each Transferred Entity’s (as applicable) obligations with respect to the Amended and Restated Security Agreement dated May 4, 2012, including a release of all Liens on the Shares and the assets of the Transferred Entities arising thereunder, in form and scope reasonably acceptable to Buyer.

Section 2.03.  Estimated Purchase Price Adjustment.  Not later than five Business Days prior to the Closing Date, Seller shall deliver to Buyer a statement (the “Closing Statement”) setting forth (a) Seller’s good faith estimate of (i) Closing Cash (provided that, solely for purposes of such estimate, Domestic Cash shall be assumed to be zero), (ii) Closing Indebtedness and (iii) Closing Working Capital and (b) using the amounts set forth in the preceding clause (a), Seller’s calculation of the Aggregate Purchase Price (such calculation, the “Estimated Aggregate Purchase Price”). Upon delivery of the Closing Statement, Seller shall (x) permit Buyer and its Representatives to have reasonable access to the books, records and other documents (including work papers, schedules, financial statements, and memoranda) pertaining to or used in connection with the preparation of the Closing Statement and Seller’s calculation of the Estimated Aggregate Purchase Price and provide Buyer with copies thereof and (y) provide Buyer and its Representatives reasonable access during normal business hours and upon reasonable notice to Seller’s and the Company’s executive officers and, subject to Buyer and its Representatives satisfying any customary conditions imposed by the external accountants, accountants (including making the Company’s Chief Financial Officer and, subject to Buyer and its Representatives satisfying any customary conditions imposed by the external accountants, accountants available during normal business hours and upon reasonable notice to respond to reasonable written or oral inquiries of Buyer or its Representatives). Not less than two Business Days prior to the Closing, Buyer shall notify Seller of its good faith objections, if any, to the Closing Statement. Seller shall consider in good faith Buyer’s objections to the Closing Statement calculations and shall revise such calculations, if, based on its good faith assessment of Buyer’s comments, such changes are warranted, which revised calculations shall become the applicable Closing Statement. If Seller and Buyer are unable to resolve any dispute with respect to the Closing Statement, such dispute shall not under any circumstance delay the Closing, and the Estimated Aggregate Purchase Price shall be calculated as set forth in the Closing Statement (as modified to reflect the resolution of any objection by Buyer with which Seller has agreed, if any), for the purposes of the Closing.  Notwithstanding the foregoing three sentences, in no event will any of Buyer’s rights under Section

2.04 or the remaining provisions of this Agreement be considered waived, impaired or otherwise limited as a result of Buyer not making an objection prior to the Closing or its making an objection that is not fully implemented in a revised Closing Statement.

Section 2.04.  Post-Closing Purchase Price Adjustment.  (a) As promptly as practicable, but no later than 75 days, after the Closing Date, Seller will cause to be prepared and delivered to Buyer a statement (the “Post-Closing Statement”) setting forth (a) Seller’s calculations of (i) Closing Cash, (ii) Closing Indebtedness and (iii) Closing Working Capital and (b) using the amounts set forth in the preceding clause (a), Seller’s calculation of the Aggregate Purchase Price.

(b) If Buyer disagrees with Seller’s calculation of any of the items set forth in the Post-Closing Statement delivered pursuant to Section 2.04(a), Buyer may, within 30 days after delivery of the documents referred to in Section 2.04(a), deliver a notice to Seller disagreeing with such calculation and which specifies Buyer’s calculation of such amount and the resulting calculation of Aggregate Purchase Price and, in reasonable detail, Buyer’s grounds for such disagreement.  Any such notice of disagreement shall specify those items or amounts as to which Buyer disagrees, and Buyer shall be deemed to have agreed with all other items and amounts contained in the Post-Closing Statement delivered pursuant to  Section 2.04(a).

(c) If a notice of disagreement shall be duly delivered pursuant to Section 2.04(b), Buyer and Seller shall, during the 30 days following such delivery, use their reasonable best efforts to reach agreement on the disputed items or amounts in order to determine the amount of the Aggregate Purchase Price.  If Buyer and Seller are unable to reach such agreement during such period, they shall promptly thereafter cause independent accountants of nationally recognized standing in the United States reasonably satisfactory to Buyer and Seller (who shall not have any material relationship with Buyer or Seller or any of their respective Affiliates), promptly to review this Agreement and the disputed items or amounts for the purpose of calculating the amount of the Aggregate Purchase Price.  In making such calculation, such independent accountants shall consider only those items or amounts in the Post-Closing Statement as to which Buyer and Seller were unable to resolve.  In making its determination the independent accountant shall (A) be bound by the terms and conditions of this Agreement, including without limitation, the definitions of Closing Working Capital, Closing Cash and Closing Indebtedness and the terms of this Section 2.04, and (B) may not assign any value with respect to a disputed amount that is greater than the highest value for such amount claimed by either Buyer or Seller or that is less than the lowest value for such amount claimed by either Buyer or Seller.  Such independent accountants shall deliver to Buyer and Seller, as promptly as practicable, a report setting forth such calculation.  Absent manifest error, such report shall be final and binding upon Buyer and Seller.  The cost of such review and report shall be borne (i) by Seller if the difference between the Final Aggregate Purchase Price and Seller’s calculation of the Aggregate Purchase Price delivered pursuant to Section 2.04(a) is greater than the difference between the Final Aggregate Purchase Price and Buyer’s calculation of the Aggregate Purchase Price delivered pursuant to Section 2.04(b), (ii) by Buyer if the first such difference is less than the second such difference and (iii) otherwise equally by Buyer and Seller.

(d) Buyer and Seller agree that they will, and agree to cause their respective independent accountants and the Company and each other Transferred Entity to, reasonably cooperate and assist in the preparation of the Post-Closing Statement, the calculation of the Aggregate Purchase Price, and in the conduct of the reviews referred to in this Section 2.04, including the making available to the extent reasonably necessary of books, records, work papers and personnel (subject to reasonable confidentiality restrictions and to providing such assurances, releases, indemnities or other agreements as accountants may customarily require in such circumstances).

(e) For the avoidance of doubt, neither Section 2.03 nor Section 2.04 is intended to be used to adjust for errors or omissions that may be found with respect to the Statement of Financial Condition or the Base Working Capital, for which Article 11 shall be the sole and exclusive remedy.  No fact or event, including any market or business development, occurring after the Closing Date, and no change in GAAP or Applicable Law after the date hereof, shall be taken into consideration in the calculations to be made pursuant to Section 2.04.  It is understood that (i) the Illustrative Working Capital Statement set forth in Exhibit A is attached only for the purposes set forth in the definition of “Closing Working Capital” and (ii) the Base Working Capital is a negotiated number derived independently of the Illustrative Working Capital Statement.

Section 2.05.  Purchase Price Adjustment.  (a) If the Estimated Aggregate Purchase Price exceeds the Final Aggregate Purchase Price, Seller shall pay to Buyer, as an adjustment to the Estimated Aggregate Purchase Price, in the manner and with interest as provided in Section 2.05(b), the amount of such excess.  If the Final Aggregate Purchase Price exceeds the Estimated Aggregate Purchase Price, Buyer shall pay to Seller, in the manner and with interest as provided in Section 2.05(b), the amount of such excess.  “Final Aggregate Purchase Price” means the Aggregate Purchase Price (i) as shown in Seller’s calculation delivered pursuant to Section 2.04(a), if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.04(b); or (ii) if such a notice of disagreement is delivered, (A) as agreed by Buyer and Seller pursuant to Section 2.04(c) or (B) in the absence of such agreement, as shown in the independent accountant’s calculation delivered pursuant to Section 2.04(c); provided that in no event shall the Final Aggregate Purchase Price be more than Seller’s calculation of the Aggregate Purchase Price delivered pursuant to Section

2.04(a) or less than Buyer’s calculation of the Aggregate Purchase Price delivered pursuant to Section 2.04(b).

(b) Any payment pursuant to Section 2.05(a) shall be made at a mutually convenient time and place within 10 days after the Final Aggregate Purchase Price has been determined, by delivery by Buyer or Seller, as the case may be, of a wire transfer of immediately available funds to the other party or as directed thereby.  The amount of any payment to be made pursuant to this Section 2.05 shall bear interest from and including the Closing Date to but excluding the date of payment at a rate per annum equal to the prime rate as published in the Wall Street Journal, Eastern Edition in effect from time to time during the period from the Closing Date to the date of payment.  Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

ARTICLE 3
Representations and Warranties of Seller and Shareholder

Except as set forth in the Seller Disclosure Schedule (subject to Section 13.11), Seller and Shareholder, jointly and severally, represent and warrant as of the date hereof and as of the Closing Date (other than representations and warranties that address matters as of a particular date, then as of such particular date) to Buyer that:

Section 3.01.  Corporate Existence and Power.  (a) Each of Seller, Shareholder, the Company and the other Transferred Entities is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and authority and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have a Material Adverse Effect.  Each of the Company and the other Transferred Entities is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Section 3.01(b) of the Seller Disclosure Schedule sets forth each of the Transferred Entities and its respective jurisdiction of formation.  Seller has made available to Buyer true and correct copies of the certificate of incorporation and bylaws (or similar governing documents) of each of the Transferred Entities in effect as of the date hereof.

Section 3.02.  Corporate Authorization.  The execution, delivery and performance by Seller and Shareholder of this Agreement and the consummation of the transactions contemplated hereby are within Seller’s and Shareholder’s corporate powers, respectively, and have been duly authorized by all necessary corporate action on the part of Seller and Shareholder, respectively.  The execution, delivery and performance of each other Transaction Document to which Seller or any of its Affiliates is a party, by Seller and any such Affiliates, and the consummation of the transactions contemplated thereby, are within Seller’s and any such Affiliate’s corporate powers and have been, or will be prior to their execution, delivery and performance, duly authorized by all necessary corporate action on the part of Seller and any such Affiliates.  Assuming due and valid execution by each other party hereto, this Agreement constitutes a valid and binding agreement of Seller and Shareholder, enforceable against Seller and Shareholder, respectively, in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity affecting the availability of specific performance and other equitable remedies (collectively, the “Enforceability Exceptions”)).  Assuming due and valid execution by each other party thereto, each other Transaction Document to which Seller or any of its Affiliates is a party constitutes or, upon the execution and delivery thereof by Seller and any such Affiliate, shall constitute, a valid and binding agreement of Seller and any such Affiliate, enforceable against Seller and any such Affiliate in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.03.  Governmental Authorization.  The execution, delivery and performance by Seller and Shareholder of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act, (ii) compliance with any applicable requirements of the Investment Advisers Act set forth on Section 3.03 of the Seller Disclosure Schedule and (iii) compliance with any applicable requirements of the 1934 Act.

Section 3.04.  Noncontravention.  The execution, delivery and performance by Seller and Shareholder of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate the certificate of incorporation, bylaws or other organizational documents of Seller, Shareholder or any Transferred Entity, (ii) assuming compliance with the matters referred to in Section 3.03, violate any Applicable Law in any material respect, (iii) require any material consent or other action by any Person under, constitute a material default under, or give rise to any material right of termination, cancellation or acceleration of any right or obligation of Seller, Shareholder or any Transferred Entity or to a loss of any benefit to which Seller, Shareholder or any Transferred Entity is entitled under any provision of any Material Contract or (iv) result in the creation or imposition of any Lien on any material asset of any Transferred Entity, except for any Permitted Liens.

Section 3.05 .  Transferred Entities.  (a) The authorized capital stock of the Company consists of 100,000 shares of Common Stock.  As of the date hereof, there are outstanding 200 shares of Common Stock.  All of the outstanding capital stock or other voting securities of each Transferred Entity other than the Company is duly authorized, validly existing and fully paid and non-assessable and owned by the Company, directly or indirectly, free and clear of any Lien, other than Permitted Liens.  Except as set forth in Section 3.05(a) of the Seller Disclosure Schedule, no Transferred Entity, directly or indirectly, owns or has the right or the obligation to acquire any capital stock or other equity interest in any other corporation, partnership, joint venture or other entity.

(b) All outstanding shares of capital stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable.  Except for the Shares or any interest in any Transferred Entity owned, directly or indirectly, by the Company, there are no outstanding (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company or any other Transferred Entity convertible into or exchangeable for shares of capital stock or voting securities of any other Transferred Entity or (iii) options or other rights to acquire from the Company or any other Transferred Entity, or other obligation of the Company or any other Transferred Entity to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any Transferred Entity (the items in clauses (i) through (iii) being referred to collectively as the “Transferred Entity Securities”).  There are no outstanding obligations of the Company or any other Transferred Entity to repurchase, redeem or otherwise acquire any Transferred Entity Securities.

Section 3.06.  Ownership of Shares.  Shareholder is the record and beneficial owner of the Shares, free and clear of any Lien, and will transfer and deliver to Buyer at the Closing valid title to the Shares free and clear of any Lien (other than Liens imposed in connection with the Financing or as a result of any action by or on behalf of Buyer or any of its Affiliates).

Section 3.07.  Financial Statements.  The audited Statements of Financial Condition as of December 31, 2013, 2012 and 2011 and the related audited statements of income and cash flows for the year ended December 31, 2013, 2012 and 2011 of the Company and the other Transferred Entities are derived from the books and records of the Company and the other Transferred Entities, and fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the financial position of the Transferred Entities as of the dates thereof and their results of operations and cash flows for the periods then ended.  True, correct and complete copies of the Statement of Financial Condition have been made available to Buyer.

Section 3.08.  Absence of Certain Changes. (a) Since the Statement of Financial Condition Date, (i) the business of the Company and the other Transferred Entities has been conducted in the ordinary course consistent with past practices and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) From the Statement of Financial Condition Date until the date hereof, there has not been any action taken by the Company or any other Transferred Entity that, if taken during the period from the date of this Agreement through the Closing Date without Buyer’s consent, would constitute a breach of Section 5.01(a), 5.01(b), 5.01(e), 5.01(f), 5.01(g), 5.01(h), 5.01(i), 5.01(j), 5.01(k), 5.01(l), 5.01(m), 5.01(q), 5.01(r), 5.01(t) or 5.01(u) (in the case of 5.01(u), only to the extent that it relates to any of the other sections expressly referenced in this clause (b)).

Section 3.09.  No Undisclosed Material Liabilities.  There are no liabilities of the Company or any other Transferred Entity of any kind, other than (i) liabilities provided for in the Statement of Financial Condition or disclosed in the notes thereto; (ii) liabilities that have been discharged or paid off; (iii) liabilities disclosed on Section 3.09 of the Seller Disclosure Schedule; (iv) liabilities associated with express contractual obligations contained in agreements to which any Transferred Entity is a party (but excluding liabilities arising out of a breach of, or default under, any provision of any such agreement); (v) liabilities incurred in the ordinary course of business since the Statement of Financial Condition Date (but excluding liabilities arising out of a violation of statutes, laws, rules or regulations); or (vi) liabilities which are not or would not reasonably be expected, individually or in the aggregate, to be material to the Company and the other Transferred Entities, taken as a whole.

Section 3.10.  Intercompany Balances.  Section 3.10 of the Seller Disclosure Schedule sets forth a true and complete list as of February 28, 2014 of the amounts of each of the Pre-Closing Intercompany Balances.

Section 3.11.  Material Contracts. (a) As of the date hereof, other than purchase orders and invoices entered into in the ordinary course of business, neither the Company nor any other Transferred Entity is a party to or bound by:

(i) any lease (whether of real or personal property) providing for (A) annual rentals of $25,000 or more or (B) aggregate payments by the Company or any other Transferred Entity of $125,000 or more;

(ii) any agreement for the purchase of materials, supplies, goods, services, equipment or other assets providing for either (A) annual payments by the Company or any other Transferred Entity of $50,000 or more or (B) aggregate payments by the Company or any other Transferred Entity of $250,000 or more;

(iii) any binding sales, distribution or licensing agreement providing for the sale, distribution or licensing, respectively, by the

Company or any other Transferred Entity of materials, supplies, goods, services, equipment or other assets (including Intellectual Property Rights) that provides for annual payments to the Company or any other Transferred Entity of $500,000 or more;

(iv) any partnership, joint venture or other similar agreement or arrangement or any agreement or contract involving a sharing of profits, losses, costs or liabilities with any other Person;

(v) any agreement relating to the acquisition or disposition of any material business or assets (whether by merger, sale of stock, sale of assets or otherwise);

(vi) any agreement relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset);

(vii) any Pre-Closing Intercompany Agreement;

(viii) any agreement that limits, in any material respect, the freedom of the Transferred Entities to (A) compete in any line of business or with any Person or in any geographical area, or (B) solicit or hire any person (which purports to be binding on the Company’s upstream Affiliates), or (C) charge certain prices pursuant to a most-favored nation or similar clause, in each case that would so limit the freedom of the Transferred Entities following the Closing Date;

(ix) all material agreements (excluding licenses for commercial off the shelf computer software or data services that are generally available on nondiscriminatory pricing terms) to which the Company or any of the other Transferred Entities is a party and pursuant to which the Company or any other Transferred Entity obtains the right to use the Licensed Intellectual Property Rights;

(x) all contracts that are not otherwise listed pursuant to another clause in this Section 3.11(a) that provide for indemnification by a Transferred Entity, except for any such contract that (A) was entered into in the ordinary course of business and (B) would not reasonably be expected to involve indemnification claims in an amount material to the Company and the other Transferred Entities, taken as a whole;

(xi) all contracts providing for, or reasonably likely to require, a capital expenditure by a Transferred Entity in excess of $100,000;

(xii) any contract entered into on or after January 1, 2011 providing for, or relating to, the settlement or compromise of any litigation,

claim, suit, dispute, disagreement or controversy pursuant to which the cash amount paid by or to a Transferred Entity exceeds $100,000; and

(xiii) any contract not otherwise listed pursuant to another clause in this Section 3.11(a) that would reasonably be expected to give rise to any liabilities that are material to the Company and the other Transferred Entities, taken as a whole.

(b) Each agreement, contract, plan, lease, arrangement or commitment required to be disclosed pursuant to this Section 3.11 (each, a “Material Contract”) and each agreement that would have been required to be disclosed pursuant to Section 3.11(a)(iii) had the reference to “$500,000” therein been replaced with a reference to “$100,000” (each, a “Significant Contract”) is a valid and binding agreement of the Company or another Transferred Entity, as the case may be, and, to Seller’s knowledge as of the date hereof, the other parties thereto, and is in full force and effect, and none of the Company, any Transferred Entity or, to the knowledge of Seller as of the date hereof, any other party thereto is in default or breach in any material respect under the terms of any such Material Contract or Significant Contract, as applicable.  As of the date hereof, neither Seller nor any of the Transferred Entities has received any written notice from any other party thereto regarding any actual or possible material violation or breach of, or default under, any Material Contract or Significant Contract, as applicable.  True, correct and complete copies of each Material Contract, including all amendments thereto, have been made available to Buyer.

Section 3.12.  Litigation.  As of the date of this Agreement, there is no material action, suit, investigation or proceeding pending against, or to the knowledge of Seller as of the date of this Agreement, threatened against or affecting, Seller, Shareholder, the Company or any other Transferred Entity or any of their respective properties before any arbitrator or any Governmental Authority.

Section 3.13.  Compliance with Laws and Court Orders; Permits.  (a) Neither the Company nor any other Transferred Entity is in violation of any Applicable Law, except for violations that have not resulted and would not reasonably be expected to be reasonably likely to result in a fine, penalty or charge material to the Transferred Entities, taken as a whole.  There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against any Transferred Entity that has or had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or that in any manner seeks to prevent, enjoin, alter or materially delay the transactions contemplated hereby.  As of the date hereof, neither the Company nor any other Transferred Entity has received a written notice of any investigation or review by any Governmental Authority that is pending, and, to the knowledge of Seller, no investigation or review is threatened, nor has any Governmental Authority indicated in writing any intention to conduct the same.  As of the date hereof, neither the Company, the other Transferred Entities, nor to the knowledge of Seller, any of their respective directors, officers, key employees or Persons performing management functions similar to officers or partners has received any written claim, demand, notice, complaint, court order or administrative court order from any Governmental Authority since January 1, 2010 under, or relating to any violation or possible violation of any Applicable Law, and no claim, demand, notice, complaint, court order or administrative order of any kind is currently outstanding and unsatisfied.  Each of the Transferred Entities holds all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities necessary for the lawful conduct of their respective businesses, except where the failure to hold the same would not reasonably be expected to have a Material Adverse Effect.

(b) The Company has implemented and maintains in effect policies and procedures designed to ensure compliance by the Company and the other Transferred Entities and their respective directors, officers, employees and agents with Anti-Corruption Laws and applicable Sanctions, and the Company, its Subsidiaries and their respective officers and employees and, to the knowledge of Seller, the Company’s directors and agents, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects.  None of the Company, any other Transferred Entity or any of their respective directors, officers, employees, or, to the knowledge of Seller, agents, is the subject of Sanctions.

Section 3.14. Investment Advisers Act.  (a) The Company is registered as an “investment adviser” pursuant to the Investment Advisers Act, and has been so registered at all times such registration has been required since January 1, 2011.  Each of the Company and the other Transferred Entities is, in all material respects, in compliance with its obligations under the Investment Advisers Act.  No Transferred Entity, other than the Company, is an “investment adviser” required to register as such under the Investment Advisers Act or any other similar Applicable Law.

(b) Each Investment Advisory Agreement complies in all material respects, to the extent required, with the Investment Advisers Act and all other Applicable Law, and has been duly authorized, executed and delivered by the applicable Transferred Entity and is a valid and legally binding agreement in full force and effect, except as enforceability may be limited by Enforceability Exceptions.  No Investment Advisory Agreement is subject to Section 15 of the Investment Company Act of 1940.  Neither the Company nor any other Transferred Entity provides any investment advisory services subject to the Advisors Act (or any other similar Applicable Law) other than the Advisory Services.

(c) Neither the Company, any other Transferred Entity, nor, to Seller’s knowledge, any other Person that is “associated” (as such term is used in Section 202(a)(17) of the Investment Advisers Act) with the Company or any other Transferred Entity (i) is disqualified pursuant to Section 203(e) or 203(f) of the

Investment Advisers Act from serving as an investment adviser or as an associated person to an investment adviser, (ii) is subject to disqualification pursuant to Rule 206(4)-3 under the Investment Advisers Act from the serving as a solicitor for an investment adviser or (iii) has, in the past 10 years been subject to a material fine or censure by a Governmental Authority on account of allegations of misconduct relating to the financial services or investment banking industries or fraud.  As of the date of this Agreement, there is no proceeding or investigation pending or, to the knowledge of Seller, threatened by any Governmental Authority against the Company or any other Transferred Entity that would reasonably be expected to become the basis for any such disqualification, fine or censure.

(d) Seller has made available or delivered to Buyer a copy of the Form ADV Part 1 and Form ADV Part 2 of the Company, as amended to date and filed with the U.S. Securities and Exchange Commission.  As of the date of its filing, and, with respect to Form ADV Part 2, its date of distribution, each Form ADV Part 1 and each Form ADV Part 2 was accurate and correct and complied with Applicable Law, except, in each case, for such matters that would not reasonably be expected to have a Material Adverse Effect. Since January 1, 2011, the Company has made all required amendments to the Company’s Form ADV in accordance with Applicable Law, except, in each case, for such amendments that, would not reasonably be expected to have a Material Adverse Effect.

(e) Copies of all material inspection reports or other similar documents furnished to the Company or any other Transferred Entity by any Governmental Authority and any material written responses thereto (in each case, since January 1, 2011) have been made available to Buyer.  The Company has implemented, in all material respects, each recommendation contained in the BuckleySandler LLP report dated September 18, 2013.

(f) Neither the Company nor any other Transferred Entity has received, and continues to rely on, any material exemptive, no-action or similar relief from any Governmental Authority.

(g) The Company has adopted (i) a written policy regarding insider trading, (ii) a written code of ethics, as required by Rule 204A-1 under the Investment Advisers Act and (iii) all such other material policies and procedures required by Rule 206(4)-7 under the Investment Advisers Act and has designated a chief compliance officer in accordance with Rule 206(4)-7.  All such policies and procedures adopted by the Company (including codes of ethics) comply in all material respects with Applicable Law, including Sections 204A and 206 of the Investment Advisers Act, and there have been no material violations of such policies or procedures (including codes of ethics) since January 1, 2011.

(h) Neither the Company, any of the other Transferred Entities nor any of their respective directors, trustees, officers, agents, representatives or employees (in their capacity as directors, trustees, officers, agents, representatives or employees) have (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses, or (ii) made any payment for an unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration, in each case, individually or in the aggregate, as would be reasonably likely to have an adverse effect in any material respect on the business and operations of the Company and the other Transferred Entities, taken as a whole.

(i) Neither the Company nor any of the other Transferred Entities is required to be, or is, (i) registered as a commodity pool operator, a broker-dealer or a commodity trading advisor (or in a similar capacity) with any Governmental Authority, (ii) a member of the NFA or (iii) a member of FINRA.  Each principal, director, officer and employee (in his or her capacity as such) of the Company and each of its Subsidiaries who is required to be registered as an investment adviser, an investment adviser representative, a broker-dealer or a registered representative (or in a similar capacity) with any Governmental Authority is duly registered as such and such registration is in full force and effect, except, in each case, for such matters that would not reasonably be expected, individually or in the aggregate, to be material to the Company and the other Transferred Entities, taken as a whole.

Section 3.15.  Properties.  None of the Company nor the other Transferred Entities own any real property.  The Company and the other Transferred Entities (i) have good title to, or in the case of leased property and assets have valid, binding and enforceable, leasehold interests in, all property and assets (whether real, personal, tangible or intangible) reflected on the Statement of Financial Condition or acquired after the Statement of Financial Condition Date, except for properties and assets sold since the Statement of Financial Condition Date in the ordinary course of business consistent with past practices or where the failure to have such good title or valid, binding and enforceable, leasehold interests would not have a Material Adverse Effect and (ii) is not subject to any contractual restriction with respect to any of its property or asset, except for restrictions that, if violated and enforced, would not reasonably be expected to be, individually or in the aggregate, material to the Company and the other Transferred Entities, taken as a whole.  All rent and other sums and charges payable by the Company or any Transferred Entity, as tenant under any of the leases, are current in all material respects.  None of such property or assets is subject to any Lien, except:

(a) Liens disclosed on Section 3.15 of the Seller Disclosure Schedule;

(b) Liens for taxes, assessments and similar charges that are not yet due or are being contested in good faith;

(c) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith; or

(d) other Liens which will be extinguished and released in full as of the Closing (paragraphs (a)-(d) of this Section 3.15 are, collectively, the “Permitted Liens”).

Section 3.16.  Sufficiency of Assets.  At the Closing (assuming (i) that the Replacement Contracts contemplated by Section 7.10 are entered into, (ii) the receipt by the Transferred Entities of the services and benefits available under the Transition Services Agreement and the License Agreements and the implementation of those services as contemplated thereunder, (iii) an adequate level of working capital of the Transferred Entities at the Closing in an amount sufficient to support the ongoing operation of the business of the Transferred Entities in the ordinary course of business consistent with past practice, (iv) that the Transferred Entities will have available to them (A) compliance, accounting, human resources, employee benefits, legal and treasury services of the type currently provided to the Transferred Entities by Seller and its Affiliates (other than the Transferred Entities) and (B) licenses for “off-the-shelf” or otherwise generally available software, (v) that (A) Buyer complies with its obligations pursuant to Section 9.01(a), and each Offered Employee accepts his or her Qualifying Offer at or prior to the Closing, (B) each Company Employee (other than an Offered Employee) remains employed by a Transferred Entities at the Closing and (C) Buyer provides to the Company Employees compensation and employee benefits substantially comparable to those currently provided to Company Employees and (vi) that all consents, waivers, approvals, licenses, permits, authorizations, registrations, declarations, filings or notifications required or contemplated to be made or obtained in connection with the execution, delivery and performance of this Agreement and the other Transaction Documents are so made or obtained, including all consents contemplated by Section 7.08), the Transferred Entities will own or have the right to use all of the assets, properties and rights reasonably necessary to conduct in all material respects the business of the Transferred Entities as conducted as of the date of this Agreement (other than cash and cash equivalents).  This Section 3.16 does not relate to insurance matters and does not constitute a representation or warranty as to non-infringement or misappropriation of Intellectual Property Rights of any third person (which, in the latter case, is covered exclusively in Section 3.17).

Section 3.17.  Intellectual Property. (a) Section 3.17(a) of the Seller Disclosure Schedule contains a list as of the date hereof of all material registrations and applications for registration included in the Owned Intellectual Property Rights.  The Company and the other Transferred Entities own all right, title and interest in and to the Owned Intellectual Property Rights or have valid and enforceable licenses to use the Licensed Intellectual Property Rights.

(b) None of the Owned Intellectual Property Rights are subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by the Company or any other Transferred Entity, except as would not reasonably be expected to be material to the Company and the Transferred Entities, taken as whole.

(c) To Seller’s knowledge, the Company has not infringed, misappropriated or otherwise violated any Intellectual Property Right of any third person, except as would not reasonably be expected to have a Material Adverse Effect. There is no claim or proceeding pending against, or, to Seller’s knowledge, threatened against the Company or any other Transferred Entity alleging that the Company or any other Transferred Entity has infringed, misappropriated or otherwise violated any Intellectual Property Right of any third party, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) To Seller’s knowledge, no Person has infringed, misappropriated or otherwise violated any Owned Intellectual Property Right, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) The Company and the other Transferred Entities have used commercially reasonable efforts to implement policies and procedures to ensure that all Intellectual Property Rights and related works created by employees or consultants of the Company or any other Transferred Entity in the regular course of an employee’s employment or consultant’s service relationship with the Company or any other Transferred Entity have been assigned to the Company or otherwise constitute “works made for hire” in those jurisdictions that recognize this legal concept, except as would not reasonably be expected to be, in the aggregate, material to the Company and the other Transferred Entities, taken as a whole.

(f) None of the Proprietary Software is distributed or bundled with any open source code, freeware, libraries or any source code subject to any “open source” or “copyleft” license that:  (i) conditions the use or distribution of any Proprietary Software on the disclosure of any source code for any portion of the Proprietary Software; or (ii) otherwise imposes an obligation on the Company or any other Transferred Entity to distribute any Proprietary Software on a royalty-free basis.

(g) In the past 12 months, there has been no material failure or other material substandard performance of any Company computer systems or software, including any virus or data security incident, which has caused any disruption to the business of the Company or the unauthorized disclosure of personally identifiable information of any person, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the other Transferred Entities, taken as a whole.

Section 3.18.  Insurance Coverage.  Prior to the date hereof, Seller has made available to Buyer a list of, and true and complete copies of, all insurance policies and fidelity bonds relating to the assets, business, operations, employees, officers or directors of the Company and the other Transferred Entities, in each case that are in effect as of the date hereof.  There are no material claims by the Company or any other Transferred Entity pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights.

Section 3.19.  Finders’ Fees.  Except for Morgan Stanley & Co. LLC, whose fees will be paid by Seller or one of its Affiliates (other than any Transferred Entity), there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Seller or any of its Affiliates, or the Company or any other Transferred Entity, in each case who may be entitled to any fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document.

Section 3.20.  Employees. (a) The Company has made available to Buyer prior to the date hereof a true and complete list, as of the date hereof, of (i) the names of all individuals employed by the Transferred Entities and the Offered Employees (together, the “Company Employees”), and with respect to each such Company Employee their title/position, current annual salary, bonus, commission and incentive compensation received during the last completed fiscal year, bonus, commission and incentive compensation opportunity for the current fiscal year (including targeted amounts), grant date values of last awarded annual equity grant, work location, employing entity, whether such Company Employee is active or on a leave of absence and whether such Company Employee is represented by a labor union or works council, and (ii) non-entity independent contractors with an annualized rate of pay exceeding $100,000 currently performing services for the Transferred Entities, showing with respect to each such independent contractor, their applicable contract rate and other payments (other than bona fide expenses in connection with such services) due to such independent contractor.  To the knowledge of Seller, no Key Executive intends to terminate his employment with the Transferred Entities, nor does the Seller or any of its Subsidiaries have a present intention to terminate the employment of any Key Executive.

(b) Seller and its Subsidiaries (including the Transferred Entities) have materially complied with all Applicable Law relating to labor and employment of the Company Employees, including those relating to wages, hours, employment practices, terms and conditions of employment, collective bargaining, unemployment compensation, worker’s compensation, equal employment opportunity, age and disability discrimination, immigration control, employee classification, information privacy and security, the Worker Adjustment and Retraining Notification Act, as amended (collectively with any similar foreign, state or local law, “WARN”) payment and withholding of taxes and continuation coverage with respect to group health plans.  There is no unfair labor practice complaint against Seller or its Subsidiaries (including the Transferred Entities) pending before the National Labor Relations Board or any other similar Governmental Authority with respect to any Company Employees.

(c) Except as set forth on the Section 3.20(c) of the Seller Disclosure Schedule, no Company Employee is covered by an effective or pending collective bargaining, works council or similar labor agreement governing the terms and conditions of employment of any Company Employee and there is no union, works council, employee representative or other labor organization, which, pursuant to Applicable Law, must be notified, consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement.  Seller and its Subsidiaries (including the Transferred Entities) have complied in all material respects with respect to each collective bargaining agreement or other similar labor agreement set forth on the Section 3.20(c) of the Seller Disclosure Schedule and Seller has provided to Buyer prior to the date hereof copies of each such agreement and any ancillary documents thereto (including, without limitation, any amendments or memorandum of understanding or intent).  To the knowledge of Seller, there has not been any activity on behalf of any labor union or organization or employee group to organize any of the Company Employees.  Since December 31, 2011, there has not been, and as of the date of this Agreement there is not pending or, to the knowledge of Seller, threatened, any work stoppage, lockout, labor strike or slowdown by Company  Employees.

Section 3.21.  Employee Benefit Plans. (a) Section 3.21 of the Seller Disclosure Schedule lists all Employee Plans as of the date hereof and separately designates those Employee Plans (i) that are sponsored by (x) any Transferred Entity and (y) Seller or any of its Subsidiaries (other than the Transferred Entities) and (ii) that are Foreign Benefit Plans.  The Company has made available to Buyer a true and complete copy of each Employee Plan (and, if applicable, related trust or funding agreements or insurance policies), and all amendments thereto, together with the most recent annual report (Form 5500), prepared prior to the date hereof.  For purposes hereof, an “Employee Plan” means each material “employee benefit plan”, as defined in Section 3(3) of ERISA (whether or not subject to ERISA), each material employment, individual consulting, retention, change-in-control, severance or similar contract, plan, program, arrangement or policy and each other material contract, plan, program, arrangement or policy (written or oral) providing for compensation, bonuses, profit-sharing, stock option, restricted stock, stock purchase, stock appreciation right or other equity related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical or welfare benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance or termination benefits and post-employment, retirement or fringe benefits (A) which is sponsored, maintained, administered or contributed to (or required to be contributed to) by Seller, any of Seller’s Subsidiaries (including the Transferred

Entities) and any of their ERISA Affiliates and which covers any current or former employee, director, consultant or other service provider of the Transferred Entities or any Company Employee or (B) with respect to which the Transferred Entities have or will have any liability (including contingent liability) following the Closing Date.  For the avoidance of doubt, Employee Plans shall not include any plan, arrangement or policy maintained or established by a Governmental Authority.

(b) Neither the Transferred Entities nor any ERISA Affiliate of the Transferred Entities (or any of their respective predecessors), sponsors, maintains or contributes to (or is required to contribute to), or has in the past six years sponsored, maintained or contributed to (or has been required to contribute to), or in any way has any liability, directly or indirectly, with respect to (i) any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code, (ii) any “multiemployer plan”, as defined in Section 3(37) of ERISA, (iii) any “multiple employer plan,” as described in Section 413 of the Code, or (iv) any plan maintained in connection with any trust described in Section 501(c)(9) of the Code.  No event has occurred and no condition exists that could reasonably be expected to subject any of the Transferred Entities to liability under ERISA or the Code as a consequence of any Transferred Entity being considered an ERISA Affiliate with any other Person prior to the Closing Date.

(c) Each Employee Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, any such determination letter issued has not been revoked and the Company is not aware of any reason why any such determination letter should be revoked or not be reissued.  Each Employee Plan has been established, maintained, funded and administered in material compliance with its terms and in all material respects with the requirements prescribed by any and all statutes, orders, rules and regulations, including ERISA and the Code, which are applicable to such Employee Plan.  Other than routine benefit claims there are no pending or, to the knowledge of Seller, threatened actions, claims or lawsuits against or relating to an Employee Plan.  All premiums due or payable with respect to insurance policies funding any Employee Plan sponsored or maintained by the Transferred Entities for any period through the date hereof have been made in full or, to the extent not required to be made or paid on or prior to the date hereof, have been properly accrued.  No Employee Plan is presently the subject of an examination or audit by a Governmental Authority or is the subject of an application or filing under, or is a participant in, a government sponsored amnesty, voluntary compliance, self-correction or similar program.

(d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, alone or together with any other event, (i) accelerate the time of vesting, timing, funding or payment of any compensation or benefit, or increase the amount of compensation or benefits due to any current or former employee, director, officer or independent contractor of the Transferred Entities or any Company Employee, or (ii) result in any severance or other payment becoming due to any current or former employee, director, officer or independent contractor of the Transferred Entities or any Company Employee.  No Company Employee or other service provider of the Transferred Entities is entitled to any gross-up, make-whole or other additional payment in respect of any Tax (including Taxes imposed under Section 4999 or 409A of the Code) or interest or penalty related thereto.  The consummation of the transactions contemplated by this Agreement will not constitute a “change in ownership,” a “change in effective control” or a “change in ownership of a substantial portion of the assets” of Seller within the meaning of Section 280G of the Code.

(e) No Employee Plan provides post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees of the Company or any other Transferred Entity, or Company Employee except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other Applicable Law.

(f) With respect to each Employee Plan subject to the laws of a jurisdiction other than the United States (a “Foreign Benefit Plan”): (i) the Foreign Benefit Plan is in compliance in all material respects with all Applicable Laws, (ii) if intended or required to be qualified, approved or registered with a Governmental Authority, the Foreign Benefit Plan is and has been so qualified, approved or registered and the Company is not aware of any event that could reasonably be expected to result in the loss of such qualification, approval or registration, as applicable, (iii) if intended to qualify for special tax treatment, the Foreign Benefit Plan has met all requirements for such treatment, and (iv) if intended to be funded and/or book reserved pursuant to the plan terms or Applicable Law, are funded and/or book reserved, as appropriate, in accordance with the plan terms or Applicable Law (as applicable).

Section 3.22.  Environmental Matters.  Except as to matters that would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect:

(a) (i) no written notice, order, request for information, complaint or penalty has been received by Seller, Shareholder, the Company or any other Transferred Entity, and (ii) there are no judicial, administrative or other actions, suits or proceedings pending or, to the knowledge of Seller, threatened, in the case of each of (i) and (ii), which (A) allege a violation of any Environmental Law, (B) relate to the Company or any other Transferred Entity and (C) have not been settled, dismissed, paid or otherwise resolved prior to the date hereof;

(b) the Transferred Entities possess all permits required by all applicable Environmental Laws and are in compliance with the terms of such permits and with all other applicable Environmental Laws, and such permits are valid and in full force and effect.

Section 3.23.  Tax Matters.

(a) (i) The Transferred Entities have timely filed (or Seller has timely filed or caused to be timely filed) all income and all other material Tax Returns that are required to be filed by or with respect to the Transferred Entities; (ii) the Transferred Entities have timely paid (or Seller has timely paid or caused to be timely paid) all Taxes shown as due and payable on such Tax Returns; and for income and all other material Taxes not yet due and payable, an adequate provision has been made for such Taxes in accordance with GAAP; and (iii) such Tax Returns are true, correct and complete in all material respects.

(b) All Taxes relating to periods ending on or before the Closing Date owed by the Transferred Entities (whether or not shown on any Tax Return) or for which the Transferred Entities may be liable under Treasury Regulations § 1.1502-6 (or analogous state or foreign provisions) by virtue of having been a member of any affiliated group (or other group filing on a consolidated, combined or unitary basis) at any time on or prior to the Closing Date, if required to have been paid, have been paid or withheld.

(c) None of the Transferred Entities or Seller has entered into a written agreement waiving or extending any statute of limitations in respect of Taxes with respect to the Transferred Entities and there is no outstanding request for any extension of time within which to pay any material Taxes or file any material Tax Returns.

(d) No Taxing Authority has proposed, or, to the knowledge of Seller, is threatening to propose any material Tax assessment or any material adjustment to any material Tax Return with respect to any of the Transferred Entities.  No written claim or nexus inquiry has been made by a Taxing Authority in a jurisdiction where any Transferred Entity does not file Tax Returns that any of them is or may be subject to any material taxation by that jurisdiction, which remains unresolved.  To the knowledge of Seller, no Transferred Entity has a permanent establishment or nexus in a jurisdiction where it does not currently file Tax Returns.

(e) There is no claim, audit, action, suit, proceeding, examination or investigation now pending against or with respect to any of the Transferred Entities in respect of any material Tax.

(f) No Transferred Entity is a party to, is otherwise bound by or has any obligation under, any Tax Sharing Agreement or similar agreement or arrangement (other than such an agreement or arrangement exclusively between or among Seller and any of its Subsidiaries).

(g) Each of the Transferred Entities have withheld and paid all material Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor, shareholder or other third party.

(h) Other than with respect to a Tax Return for which the statute of limitations has expired, no Transferred Entity (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a Seller Group) or (ii) has any liability for the Taxes of any Person (other than any of the Transferred Entities or other members of a Seller Group) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign income Tax law), as a transferee or successor.

(i) No Transferred Entity has participated or engaged in any transaction that constitutes a “listed transaction” with the meaning of U.S. Treasury regulations Section 1.6011-4(b)(2).

(j) No Transferred Entity will be required to include any material adjustment in Taxable income for any period ending after the Closing Date as a result of any: (i) change in method of accounting prior to the close of business on the Closing Date under Section 481 of the code (or any corresponding or similar provisions of state, local or foreign income Tax law), (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of stage, local or foreign income Tax law) entered into prior to the close of business on the Closing Date, (iii) installment sale or open transaction disposition made prior to the close of business on the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, or (v) election under Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign income Tax law).

(k) During the five-year period ending on the date hereof, no Transferred Entity was a distributing corporation or a controlled corporation in a transaction intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(l) (i) The amount of “subpart F income” (within the meaning of Section 952(a) of the Code), of any Foreign Subsidiary of the Company for the years ended December 31, 2011, December 31, 2012 and December 31, 2013 is set forth in Section 3.23(l) of the Seller Disclosure Schedule.  (ii) No Foreign Subsidiary of the Company that is a “controlled foreign corporation” (within the meaning of Section 957 of the Code) holds any material “United States property” (within the meaning of Section 956(c) of the Code).  (iii) Except as set forth in Section 3.23(l) of the Seller Disclosure Schedule, neither the Company nor any of its Subsidiaries is subject to the “overall foreign loss” provisions of Section 904(f) of the Code.

(m) No Tax attribute of the Transferred Entities will be reduced following the Closing pursuant to Treasury Regulations Section 1.1502-36(d) (the representations contained in (j), (l)(ii), (l)(iii) and (m) of this Section 3.23 being the “Post-Closing Tax Representations”).

(n) No Transferred Entity is, or has been during the period specified in Section 897(c)(1)(A)(ii) of the Code, a U.S. real property holding corporation within the meaning of Section 897 of the Code.

Except as set forth in Section 3.21 and this Section 3.23, no representations or warranties are being made in this Article 3 with respect to Tax matters.

Section 3.24.  Accounts Receivable.  All material accounts and notes receivable reflected in the Statement of Financial Condition (net of allowances for doubtful accounts as reflected thereon and as determined in accordance with GAAP) are, to Seller’s knowledge, (i) valid, genuine and existing, (ii) subject to no defenses, setoffs or counterclaims and (iii) current.  To Seller’s knowledge, no material customer of a Transferred Entity with an account balance is involved in voluntary or involuntary bankruptcy proceedings or has notified a Transferred Entity in writing that such customer will not pay its account or, to Seller’s knowledge, is otherwise not Solvent.

Section 3.25.  Related Party Transactions.  Section 3.25 of the Seller Disclosure Schedule sets forth a true, accurate and complete list of the following arrangements, other than any such arrangements that are (x) set forth in Section 3.10 or 3.21 of the Seller Disclosure Schedule or (y) between or among Seller and its Subsidiaries (excluding the Transferred Entities): (i) each contract entered into during the one-year period ended on the date hereof between a Transferred Entity, on the one hand, and any current or former Affiliate or member of a Transferred Entity, on the other hand, (ii) all indebtedness (for monies actually borrowed or lent) owed during the one-year period ended on the date hereof by any current or former Affiliate, member or employee of a Transferred Entity to a Transferred Entity, and (iii) to Seller’s knowledge, as of the date hereof, each direct or indirect ownership interest (other than non-affiliated holdings in publicly held companies) in any Person which is a present competitor, supplier or customer of the Company and the other Transferred Entities held during the one-year period ended on the date hereof by any Affiliate, member or employee of a Transferred Entity.

ARTICLE 4
Representations and Warranties of Buyer

Except as set forth in the Buyer Disclosure Schedule (subject to Section 13.11), Buyer represents and warrants as of the date hereof and as of the Closing Date (other than representations and warranties that address matters as of a particular date, then as of such particular date) to Seller that:

Section 4.01.  Corporate Existence and Power.  Buyer is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and has all corporate powers and authority and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Affiliates is a party.

Section 4.02.  Corporate Authorization.  The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer.  The execution, delivery and performance of each other Transaction Document to which Buyer or any of its Affiliates is a party, by Buyer and any such Affiliates, and the consummation of the transactions contemplated thereby, are within Buyer’s and any such Affiliate’s corporate powers and have been, or will be prior to their execution, delivery and performance, duly authorized by all necessary corporate action on the part of Buyer and any such Affiliates.  Assuming due and valid execution by each other party hereto, this Agreement constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to the Enforceability Exceptions.  Assuming due and valid execution by each other party thereto, each other Transaction Document to which Buyer or any of its Affiliates is a party constitutes or, upon the execution and delivery thereof by Buyer and any such Affiliate, shall constitute, a valid and binding agreement of Buyer and any such Affiliate, enforceable against Buyer and any such Affiliate in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.03.  Governmental Authorization.  The execution, delivery and performance by Buyer of this Agreement and each other Transaction Document to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby require no material action by or in respect of, or material filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act and (ii) any such action or filing as to which the failure to make or obtain would not prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Affiliates is a party.  Neither Buyer nor any of its Affiliates owns any interest in any Person that derives a substantial portion of its revenues from products, services or lines of business within the Transferred Entities principal products, services or lines of business.

Section 4.04.  Noncontravention.  The execution, delivery and performance by Buyer of this Agreement and each other Transaction Document to which Buyer is a party and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate the certificate of incorporation or bylaws of Buyer, (ii) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of Buyer or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer or (iv) result in the creation or imposition of any material Lien on any asset of Buyer, with such exceptions, in the case of each of clauses (ii) through (iv), as would not prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Affiliates is a party.

Section 4.05.  Financing.  (a) Buyer has delivered to Seller true and complete copies of (i) fully executed commitment letters, including all annexes, exhibits, schedules and other attachments thereto (other than the fees set forth therein, which have been redacted) (the “Debt Commitment Letters”), pursuant to which the lenders and other parties thereto have agreed, on the terms and subject to the conditions set forth therein, to provide Buyer with debt financing in the amounts set forth therein (the “Debt Financing”) and (ii) a fully executed commitment letter, including all annexes, exhibits, schedules and other attachments thereto (the “Equity Commitment Letter” and together with the Debt Commitment Letters, the “Financing Commitment Letters”), pursuant to which the Guarantor has committed to provide equity financing in the respective amounts, and on the terms and subject to the conditions set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).  The Equity Commitment Letter provides, and will continue to provide, that Seller is a third party beneficiary thereto with respect to the provisions specified therein.

(b) The Equity Commitment Letter, and as of the date hereof, each of the Debt Commitment Letters, is in full force and effect and is a valid and binding obligation of Buyer and, to the knowledge of Buyer (in the case of the Debt Commitment Letters only), the other parties thereto.  Assuming due and valid execution by each other party thereto, each of the Financing Commitment Letters is enforceable against the parties thereto in accordance with its terms, subject to the Enforceability Exceptions.  As of the date hereof, none of the Financing Commitment Letters have been amended or modified in any respect, and the respective commitments contained therein have not been withdrawn, rescinded or otherwise modified in any respect, nor, to Buyer’s knowledge in the case of the Debt Commitment Letters, is any such amendment, modification, withdrawal or rescission currently contemplated or the subject of discussions.  As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Buyer under any Financing Commitment Letter.  As of the date hereof, Buyer is not aware of any fact, event or other occurrence that makes any of the representations and warranties of Buyer in any Financing Commitment Letter inaccurate in any material respect.  There are no conditions precedent directly or indirectly related to the funding of the full amount of the Financing (including any flex provisions) other than the conditions precedent set forth in the Financing Commitment Letters and as of the date hereof, Buyer has no reason to believe that it will not be able to satisfy any term or condition of closing of the Financing that is required to be satisfied as a condition of the Financing, or that the full amount of the Financing will not be made available to Buyer on the Closing Date.  Other than the Financing Commitment Letters, there are no side letters or other contracts, arrangements or understandings (written or oral) directly or indirectly related to the Financing (except for customary fee letters and engagement letters relating to the Debt Financing, a copy of each of which has been provided to Seller prior to the date hereof, with only the fee amounts redacted, and non-disclosure agreements relating to the Debt Financing that do not impact the conditionality or amount of the Financing).  Assuming the satisfaction of the conditions to Buyer’s obligations to consummate the Closing, the aggregate proceeds of the Financing are in an amount sufficient to (i) consummate the Closing upon the terms contemplated by this Agreement, (ii) pay all other amounts payable by Buyer or its Affiliates pursuant to the other Transaction Documents to which any such Person is a party and (iii) pay all related fees and expenses of Buyer and its Affiliates and Representatives.  Buyer has fully paid, or caused to be paid, any and all commitment fees and any and all other fees and expenses, in each case as are required to be paid as of the date hereof pursuant to the terms of the Financing Commitment Letters.

(c) Buyer acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, the consummation of the Financing shall not be a condition to the obligation of Buyer to consummate the transactions contemplated hereby.

Section 4.06.  Solvency.  Assuming (i) the satisfaction of the conditions to the obligation of Buyer to consummate the Closing, (ii)  the accuracy in all material respects of the representations and warranties of Seller set forth in Article 3 of this Agreement and, after giving effect to the transactions contemplated by this Agreement, including the Financing, the payment of the Aggregate Purchase Price and the payment of all related fees and expenses, and (iii)  any estimates, projections or forecasts of the Company and the Transferred Entities have been prepared in good faith based on assumptions that were and continue, as of the date hereof, to be reasonable, the Company on a consolidated basis will be Solvent immediately after the consummation of the transactions contemplated hereby.  For purposes of this Agreement, “Solvent” when used with respect to any Person, means that, as of any date of determination, (A) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (1) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, and (2) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (B) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (C) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.

Section 4.07.  Guarantee. Concurrently with the execution of this Agreement, Buyer has caused Guarantor to deliver to Seller a duly executed guarantee of Vestar Capital Partners VI, L.P. (the “Guarantor”) with respect to certain matters as, and on the terms, specified therein (the “Guarantee”).  The execution, delivery and performance by the Guarantor of the Guarantee and the consummation by the Guarantor of the transactions contemplated thereby have been duly and validly authorized by all necessary limited partnership action on the part of the Guarantor.  As of the date hereof, the Guarantee is in full force and effect and is a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms (subject to the Enforceability Exceptions) and, as of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantor under such Guarantee.  The Guarantor and its Affiliates are the direct or indirect beneficial owners of 100% of all outstanding capital stock and any other outstanding equity interests of Buyer.

Section 4.08.  Litigation.  As of the date of this Agreement, there is no action, suit, investigation or proceeding pending against, or to the knowledge of Buyer as of the date of this Agreement, threatened against or affecting, Buyer or any of its Affiliates before any arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Buyer or any of its Affiliates is a party.

Section 4.09.  Investment Advisers Act.  Neither Buyer nor, to Buyer’s knowledge, any other Person that is “associated” (as such term is used in Section 202(a)(17) of the Investment Advisers Act) with the Buyer is disqualified pursuant to Section 203(e) or 203(f) of the Investment Advisers Act from serving as an investment adviser or as an associated person to an investment adviser.

Section 4.10.  Finders’ Fees.  There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Buyer who may be entitled to any fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents.

Section 4.11.  Inspections; No Other Representations.  Buyer has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and the other Transferred Entities and has undertaken such investigation, and has been provided with and has evaluated such documents and information as it has requested, to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and the other Transaction Documents to which Buyer is a party.  Buyer agrees to accept the Shares and the Company (including the other Transferred Entities) in the condition they are in on the Closing Date based upon their own inspection, examination and determination with respect thereto as to all matters and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except as expressly set forth in this Agreement.  Except for the representations and warranties set forth in Article 3 (as modified by the Seller Disclosure Schedule), Buyer (on behalf of itself and its Affiliates) acknowledges and agrees that no representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of Seller or any of its Affiliates, and Seller hereby disclaims, and Buyer (on behalf of itself and its Affiliates) hereby disclaims any reliance upon, any such representation or warranty, and notwithstanding the delivery or disclosure to Buyer, or any of its Representatives or Affiliates of any documentation or other information by Seller or any of its Representatives or Affiliates with respect to any one or more of the foregoing.  Without limiting the generality of the foregoing, Buyer acknowledges that Seller makes no representation or warranty except for the representations and warranties set forth in Article 3 (as modified by the Seller Disclosure Schedule) with respect to any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Transferred Entities or the future business and operations of the Transferred Entities.  Buyer acknowledges that no employee or representative of Seller or any of its Affiliates has been authorized to make any statements or representations other than those specifically contained in this Agreement.

Section 4.12.  Purchase for Investment.  Buyer is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof.  Buyer has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and is capable of bearing the economic risks of such investment.

ARTICLE 5
Covenants of Seller

Seller agrees that:

Section 5.01.  Conduct of the Company.  From the date hereof until the Closing Date, except as disclosed on Section 5.01 of the Seller Disclosure Schedule or with Buyer’s written consent (which shall not be unreasonably withheld, conditioned or delayed), Seller shall cause the Company and each other

Transferred Entity to conduct its businesses in the ordinary course consistent with past practice and to use its commercially reasonable efforts to, generally preserve intact its business organizations, assets, properties and relationships with third parties and to keep available the services of its present officers, employees and contractors.  Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except (i) as disclosed on Section 5.01 of the Seller Disclosure Schedule, (ii) with Buyer’s written consent (which shall not be unreasonably withheld, conditioned or delayed) or (iii) as required by Applicable Law or at the direction of any Governmental Authority with jurisdiction over Seller, Seller will not permit the Company or any other Transferred Entity to:

(a) amend its articles of incorporation, bylaws or other similar organizational documents;

(b) (i) split, adjust, subdivide, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any other Transferred Entity (except as may facilitate the settlement or elimination of Pre-Closing Intercompany Balances), or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Transferred Entity Securities (except as may facilitate the settlement or elimination of Pre-Closing Intercompany Balances);

(c) (i) issue, transfer, pledge, dispose of, encumber, deliver or sell, or authorize the issuance, transfer, pledge, disposition, encumbrance, delivery or sale of, any shares of any Transferred Entity Securities, other than the issuance of any Transferred Entity Securities to any other Transferred Entity or (ii) amend any term of any Transferred Entity Security;

(d) acquire a material amount of rights, interests, securities, property or other assets from any other Person, except (i) pursuant to existing contracts or commitments that have been previously provided to Buyer or (ii) in connection with actions permitted by Section 5.01(g);

(e) sell, mortgage, subject to a Lien, lease, license, abandon, let lapse, pledge, assign or otherwise transfer or encumber or otherwise dispose of any of its material assets, securities, properties, interests or businesses, other than pursuant to existing contracts or commitments that have been previously provided to Buyer (other than, for the avoidance of doubt, non-exclusive licenses of products or services in the ordinary course of business);

(f) incur any indebtedness or make any loans, advances or capital contributions to, or investments in, any other Person, other than any such transaction made (i) for advances for travel or similar business expenses to officers and employees in the ordinary course of business or (ii) solely between the Transferred Entities;

(g) incur any capital expenditures exceeding $100,000 individually or $500,000 in the aggregate;

(h) merge or consolidate with any other Person or acquire any material properties and securities or any division, business or all or substantially all of the assets of any other Person;

(i) change the Company’s methods of accounting or any accounting policy or practice, except for any such change required by reason of a concurrent change in GAAP or other applicable accounting standards;

(j) (i) except as may be required by the terms of any Employee Plan as in effect on the date hereof, the terms of this Agreement or Applicable Law, (A) increase or accelerate the vesting or payment of the compensation or benefits payable or available (or that may become payable or available) to any current or former employee, consultant or service provider to any Transferred Entity or any Company Employee, (B) grant, pay or commit to pay any severance, retirement, bonus, termination pay, equity or equity-based awards, or similar arrangements to any current or former employee, consultant or service provider to any Transferred Entity or any Company Employee; (ii) establish, adopt, amend or terminate any Employee Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Plan if it were in existence on the date hereof; (iii) terminate without “cause” any Company Employee at the level of vice president or above; (iv) except for the hiring or engagement of non-officer employees or individual independent contractors with annual base compensation less than $125,000, hire or engage any employee or individual independent contractor of the Company; (v) forgive or discharge in whole or in part any outstanding loans or advances to any present or former director, officer, employee, individual consultant or independent contractor of the Transferred Entities;

(k) transfer the employment of any employee of the Transferred Entities to Seller or any of its Subsidiaries (other than the Transferred Entities), or transfer the employment of any employee of Seller or its Subsidiaries (other than an employee who is a Company Employee) to any Transferred Entity;

(l) except as may be required by Applicable Law, adopt, enter into, amend or terminate or extend the term of any collective bargaining agreement or agreement to form a works council or other union or similar agreement or commit to enter into any such agreements (or enter into negotiations to do any of the foregoing);

(m) implement any employee layoffs or plant closings that could implicate WARN;

(n) (i) commence any litigation, arbitration or proceeding (other than in respect of or relating to the Lawless Litigation (including any litigation, arbitration or proceeding commenced against any parties in interest in respect of the Lawless Litigation) or (ii) settle or compromise, or offer or propose to settle or compromise, (A) any litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any other Transferred Entity, except (1) where the amount paid in settlement or compromise does not exceed $100,000 individually, as long as such settlement or compromise does not impose any material equitable relief on any Transferred Entity, and (2) for the Lawless Litigation or any other litigation, investigation, arbitration, proceeding or other claim referred to in Section 11.02(a)(iii), to the extent such settlement or compromise would have been permitted without the consent of Buyer pursuant to Section 11.03(b), if such settlement or compromise had occurred at or after the Closing, or (B) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(o) (i) amend or modify in any material respect or terminate any Material Contract or waive or release any material rights, claims or benefits of the Transferred Entities thereunder, except in each case as required by Applicable Law or the terms of such contracts, or cancel any material debts owed to or claims held by the Transferred Entities, or (ii) enter into any contract that, if it had been entered into as of the date hereof, would have been required to be set forth on Section 3.11 of the Seller Disclosure Schedule, other than, in each case, in the ordinary course of business;

(p) enter into any agreement or arrangement that expressly limits or otherwise restricts in any material respect any Transferred Entity from (i) engaging or competing in any line of business, in any location or with any Person, (ii) soliciting or hiring any person or (iii) charging certain prices pursuant to a most-favored nation or similar clause;

(q) make, change or revoke any election with regard to material Taxes, file any amended material Tax Returns, enter into any closing agreement or settle or compromise any proceeding with respect to material Taxes, consent to any waiver or extension of any statute of limitations in respect of material Taxes or make any change in any material method of Tax accounting, except as may be required to conform to changes in Tax laws;

(r) accelerate the collection of accounts receivable, defer the payment of any accounts payable or otherwise materially alter or amend practices with respect to working capital;

(s) enter into any transaction or agreement with Seller, any of its Affiliates (other than the Transferred Entities) or any employee, director, manager or officer of Seller or any such Affiliate, other than any transactions giving rise solely to Pre-Closing Intercompany Balances in the ordinary course of business consistent with past practice;

(t) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization, disposition (of assets or equity) or other reorganization of the Company or any other Transferred Entity; or

(u) agree or commit to do any of the foregoing.

Nothing in this Section 5.01 shall restrict Seller and its Affiliates in any respect from: (i) removing or otherwise paying out, in any manner, any or all of the cash and cash equivalents of the Transferred Entities on hand or in banks, (ii) repaying or settling any third party indebtedness or (iii) taking any action required to be taken under, or that is otherwise expressly contemplated by, this Agreement or any other Transaction Document, including to settle or otherwise eliminate Pre-Closing Intercompany Balances or terminate Pre-Closing Intercompany Agreements pursuant to Section 5.02 hereof (and including, in the case of third party indebtedness and Pre-Closing Intercompany Balances, settlement, repayment or elimination thereof, as the case may be, and in the case of Pre-Closing Intercompany Balances, for consideration less than the outstanding balance of such Pre-Closing Intercompany Balances, or for no consideration).  Notwithstanding Section 13.01 or anything else to the contrary in this Section 5.01, the parties acknowledge and agree that an e-mail from one or more of the following individuals (or such other persons as Buyer may specify by notice to Seller) specifically referencing this Section 5.01 and expressly granting consent shall constitute valid form of consent of Buyer for all purposes under this Section 5.01: Robert Rosner (RRosner@VestarCapital.com).

Section 5.02.  Intercompany Balances and Agreements.  Prior to the Closing, Seller shall take, or shall cause one or more of its Affiliates to take, such action as is necessary to (i) settle or otherwise eliminate, or cause to be settled or otherwise eliminated, all Pre-Closing Intercompany Balances (except for any such balances that do not exceed $500,000 on a net basis in the aggregate, which balances, if any, shall be included in Closing Working Capital) and (ii) terminate all Pre-Closing Intercompany Agreements other than (A) those set forth on Section 5.02 of the Seller Disclosure Schedule and (B) if applicable, any Transaction Documents, in each of clauses (i) and (ii), effective at or prior to the Closing, in such manner and on such terms as Seller may determine (including, in the case of Pre-Closing Intercompany Balances, settlement or elimination thereof for no consideration or for consideration less than the outstanding balance of such Pre-Closing Intercompany Balances) and without any further liability of Seller or any of its Affiliates (other than the Transferred Entities) to any Transferred Entity, Buyer or any of their respective Affiliates in connection therewith (except as provided in the first parenthetical in this Section 5.02); provided that any such action pursuant to this Section 5.02 shall not cause or result in any liability to a Transferred Entity as of or following the Closing, for Taxes or otherwise and, as of and following the Closing, no Transferred Entity shall have any further liability or obligation with respect to any Pre-Closing Intercompany Balances (except as provided in the first parenthetical in this Section 5.02).  For the avoidance of doubt, intercompany accounts between and among Transferred Entities shall not be affected by this provision.

Section 5.03.  Insurance.

(a) From and after the Closing Date, except as expressly provided for in the following Section 5.03(b), (i) the Transferred Entities shall cease to be insured under any insurance policies held by Seller or any of its Affiliates and shall not have any right to coverage or any other benefit under any such insurance policies for periods prior to the Closing Date, (ii) Buyer shall be responsible for securing all insurance policies and coverage it considers necessary or appropriate for the Transferred Entities and their businesses and operations and (iii) Buyer agrees not to assert or seek to assert, directly from any insurer, any rights or claims under any past or current insurance policy held by Seller or any of its Affiliates under which any Transferred Entity was insured prior to the Closing Date.

(b) Buyer shall, following the Closing Date, continue to have the benefits of any available insurance under the Occurrence-Based Policies to the extent relating to losses incurred by any Transferred Entity in respect of pre-Closing occurrences.  At Buyer’s request and at Buyer’s sole cost and expense, Seller shall use its commercially reasonable efforts to make and pursue claims in respect of such losses under the applicable Occurrence-Based Policy and, to the extent that insurance proceeds in respect of any such claim are recovered by Seller, shall remit the amount of such proceeds to Buyer promptly after such recovery; provided that, prior to making any such remittance, Seller shall be permitted to deduct from such recovered proceeds the amount of any outstanding and unreimbursed Recovery Costs incurred by Seller or any Affiliate thereof in respect of the claim or claims to which such proceeds relate; and provided, further, that, (x) Buyer or the applicable Transferred Entity shall be fully liable for all uninsured or self-insured amounts in respect of any such loss or claim and (y) Buyer agrees to reimburse Seller promptly upon request for all out-of-pocket and documented costs or expenses incurred by Seller or any Affiliate thereof in connection with making or pursuing any claim made at Buyer’s request pursuant to this Section 5.03, including the costs of filing a claim and any deductibles, premium increases or other amounts that are or become payable by Seller or any Affiliate thereof under such Occurrence-Based Policies as a result of such claims (collectively, “Recovery Costs”).  Nothing in this Section 5.03 shall restrict or prohibit Seller and its Affiliates from, in their discretion, amending any Occurrence-Based Policy following the Closing Date; provided that no such amendment shall reduce or eliminate the coverage otherwise available to the Transferred Entities thereunder in respect of pre-Closing occurrences.  “Occurrence-Based Policies” means the occurrence-based insurance policies of Seller providing coverage to the Transferred Entities that are set forth on Section 5.03 of the Seller Disclosure Schedule.

Section 5.04.  Non-solicit; Non-compete.

(a) For a period of two years following the Closing Date, (i) Seller shall not, and shall cause its Affiliates not to, directly hire, employ or solicit for employment (or cause to be hired, employed or solicited for employment) any employee of any Transferred Entity who, as of immediately prior to the Closing, is employed by such Transferred Entity, and (ii) Buyer shall not, and shall cause its Affiliates not to, directly hire, employ or solicit for employment (or cause to be hired, employed or solicited for employment) (A) any employee of any Retained Entity or (B) any employee of Seller or any of its other Affiliates with the title of vice president, executive director or managing director, in each case in the foregoing clauses (A) and (B), who, as of immediately prior to the Closing, is employed by such Retained Entity, Seller or such other Affiliate thereof; provided that, in each of clauses (i) and (ii), the term “solicit for employment” as used in this Section 5.04 shall not be deemed to include generalized searches for employees through media advertisements of general circulation, employment search firms, open job fairs or otherwise; and provided, further, that nothing herein shall be deemed to prohibit Seller or any of its Affiliates, on the one hand, or Buyer or any of its Affiliates, on the other hand, from hiring, employing or soliciting for employment (or causing to be hired, employed or solicited for employment) any former employee of the Transferred Entities (in the case of Seller and its Affiliates), or any former employee of Seller and its Affiliates, including the Retained Entities (in the case of Buyer and its Affiliates), if such former employee was terminated by the applicable party or its Affiliates at least six months prior to the hiring, employment or solicitation of such former employee by the other party or its Affiliates.  “Retained Entity” for this purpose means Innovest Strategic Value Advisors, Inc. and KLD Strategic Research & Analytics, Inc.

(b) (i) For a period of five years following the Closing Date, Seller agrees not to, and shall cause each of its controlled Affiliates not to, directly or indirectly (including as a principal or jointly with others or otherwise), engage in the business of providing Advisory Services.  (ii) For a period of three years following the Closing Date, Seller agrees not to, and shall cause each of its controlled Affiliates not to, directly or indirectly (including as a principal or jointly with others or otherwise), engage in the business of consulting with a client on how to improve such client’s governance ratings or scores.  (iii) Notwithstanding the foregoing, (A) neither Seller nor any of its controlled Affiliates shall be deemed to be in breach of its obligations pursuant to Section 5.04(b)(ii) if any client obtains governance ratings, scores or other products from Seller or its controlled Affiliates, including the Retained Entities, and uses such products in whole or in part to improve or otherwise manage its own governance ratings or scores without advice, assistance or consultation on how to improve such client’s governance ratings or scores from Seller or its controlled Affiliates, including the Retained Entities, and (B) nothing herein shall prohibit Seller or its controlled Affiliates from making investments in the ordinary course of business in Persons engaging in the businesses referred to in the foregoing clauses (i) or (ii), provided that each such investment is a passive investment where Seller or its controlled Affiliates (1) does not have the right to designate a majority of the members of the board of directors or other governing body of such entity or to otherwise direct the operation or management of such entity, (2) is not a participant with any other Person in any group (as such term is used in Regulation 13D of the 1934 Act) with such intention or right and (3) owns less than two percent of the outstanding voting securities (including convertible securities) of such entity.

(c) Buyer and Seller acknowledge that the covenants in this Section 5.04 are necessary in order to induce Buyer and Seller to enter into and consummate the transactions contemplated by this Agreement, and are required by each of them in connection with the transactions contemplated by this Agreement, and that each of Buyer and Seller would not enter into and consummate the transactions contemplated by this Agreement without the covenants contained in this Section 5.04.  Each of Seller and Buyer agrees that each of the covenants set forth in this Section 5.04 is reasonable with respect to its scope, duration and geographic area.  If any of the covenants set forth in this Section 5.04 is held to be unreasonable, arbitrary or against public policy, such covenants will be considered divisible with respect to scope, time, and geographic area, and in such lesser scope, time and geographic area will be effective, binding and enforceable.

Section 5.05.  Internet Domain Names. As soon as practicable following the Closing Date, Seller shall assign and transfer or cause to be transferred to the Company the indicated Internet domain names set forth in Section 3.17(a)(i) of the Seller Disclosure Schedule in a form reasonably satisfactory to Buyer.

ARTICLE 6
Covenants of Buyer

Buyer agrees that:

Section 6.01.  Confidentiality.  Buyer shall, and shall cause its Affiliates and Representatives to, treat all nonpublic information of Seller, the Company and the other Transferred Entities provided to Buyer in connection with the transaction contemplated by the Transaction Documents (including any nonpublic information provided to Buyer pursuant to Section 7.05 in connection with the Debt Financing or Section 7.09) as confidential in accordance with the terms of the Confidentiality Agreement.  The Confidentiality Agreement shall terminate at the Closing only with respect to that portion of the Confidential Information (as defined in the Confidentiality Agreement) as relates to the business, operations and affairs of the Transferred Entities, except for Sections 5, 6 and 8 of the Confidentiality Agreement, which shall terminate at the Closing in their entirety.  If this Agreement is terminated, for any reason, prior to the Closing, the

Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

Section 6.02.  Trademarks; Tradenames.  After the Closing, Buyer shall not permit the Company or its Subsidiaries to use any of the marks or names set forth on Section 6.02 of the Seller Disclosure Schedule.

Section 6.03.  Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege. (a) Buyer waives and will not assert, and agrees to cause the Company and each other Transferred Entity to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Representation”), of Seller, any Transferred Entity or any officer, employee or director of any Transferred Entity (any such Person, a “Designated Person”) in any matter involving this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby, by Davis Polk & Wardwell LLP in connection with this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby (the “Current Representation”).

(b) Buyer acknowledges and agrees not to assert, and agrees to cause the Company and any other Transferred Entity not to assert, any attorney-client privilege with respect to any communication between any legal counsel and any Designated Person occurring during the Current Representation in connection with any Post-Closing Representation, including in connection with a dispute with Buyer, and following the Closing, with the Company or any other Transferred Entity, it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by Seller; provided that the foregoing acknowledgement of retention shall (i) not extend to any communication not involving this Agreement or any other Transaction Documents or the transactions contemplated hereby or thereby, or to communications with any Person other than the Designated Persons and their advisers, (ii) in no event limit the Company’s ownership (and Buyer’s indirect ownership post-Closing) of such information for any other purpose and (iii) in no event limit or otherwise affect Buyer’s right to cause the Company or any other Transferred Entity to assert any attorney-client privilege with respect to any communication referred to in this Section 6.03(b) against any Person other than any Designated Person in connection with any Post-Closing Representation.

Section 6.04.  Conduct of Buyer’s Obligations.  From the date of this Agreement until the earlier of the Closing Date or the date of termination of this Agreement, Buyer covenants and agrees that it (i) shall not, (ii) shall cause the Guarantor’s Affiliates (other than its portfolio companies (the “Vestar VI Portfolio Companies”) and the portfolio companies of its affiliated funds (collectively, the “Other Vestar Portfolio Companies”)) (such Affiliates of Buyer, collectively, “Vestar Affiliated Funds”) not to, (iii) shall cause the Vestar VI Portfolio Companies not to knowingly, and (iv) shall cause the Vestar Affiliated Funds not to knowingly cause or permit the Other Vestar Portfolio

Companies over which the Vestar Affiliated Funds have control to, make any acquisition of any Person, business or assets, or any investments in any other Person, that would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by this Agreement.

Section 6.05.  Directors and Officers.  (a) From and after the Closing through the date that is six years following the Closing, Buyer shall cause each Transferred Entity to take all necessary actions, except to the extent otherwise required by Applicable Law, to provide, on terms that are no less favorable, all rights to indemnification and all limitations on liability currently existing in favor of any current or former managers, officers, directors, employees, agents and other representatives of each Transferred Entity or their respective predecessors (collectively, “Seller Indemnitees”) as provided in (i) the organizational documents of each Transferred Entity in effect on the date of this Agreement or (ii) any agreement providing for indemnification by any Transferred Entity of any Seller Indemnitee that is set forth on Section 6.05(a) of the Seller Disclosure Schedule in effect on the date of this Agreement to which Seller or any Transferred Entity is a party.

(b) In the event that Buyer, any Transferred Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then in each such case, proper provision shall be made so that the successors and assigns of the Transferred Entities or Buyer, as the case may be, shall succeed to the obligations set forth in this Section 6.05.

(c) The obligations of Buyer under this Section 6.05 shall not be terminated or modified in such a manner as to materially and adversely affect any Seller Indemnitee to whom this Section 6.05 applies without the written consent of such affected Seller Indemnitee (it being expressly agreed that each Seller Indemnitee to whom this Section 6.05 applies shall be third party beneficiaries of this Section 6.05).

Section 6.06.  Exclusive Dealing.  During the period from the date hereof through the Closing or the earlier termination of this Agreement pursuant to Article 12 below, neither Seller nor the Shareholder shall, and Seller shall cause its Affiliates (including the Company and the Transferred Entities) not to, initiate or engage in (and shall use reasonable best efforts to cause its Representatives not to, and shall instruct its Representatives not to, initiate or engage in) discussions or negotiations with, provide any confidential information to, or otherwise knowingly encourage, any Person (other than Buyer and Buyer’s Representatives) concerning any purchase and sale of all or substantially all of the capital stock of the Company, any merger involving the Company, any purchase and sale of all or substantially all of the assets of the Transferred Entities or any similar transaction involving the Company (other than sales of assets in the ordinary course of business).

Section 6.07 .  Release.  (a) As a material inducement to Buyer to enter into this Agreement, effective as of the Closing, each of Seller and Shareholder agrees not to, and to cause their respective Subsidiaries not to, sue and fully releases and discharges each Transferred Entity, and each director or officer of any Transferred Entity (in his or her capacity as such), from any and all losses, claims, demands, rights, encumbrances, contracts (including employment contracts), covenants or proceedings, of whatever kind or nature in law, equity or otherwise, whether now known or unknown, and whether or not concealed or hidden, which in each case Seller or Shareholder has asserted or could have asserted against such Transferred Entity or director or officer thereof (in his or her capacity as such) arising out of facts, circumstances, events or actions existing, occurring or taken prior to the Closing; provided that the foregoing agreement, release and discharge shall not limit or apply in respect of any liability or obligation arising (i) under this Agreement or the other Transaction Documents or (ii) out of fraud.  It is the intention of Seller and Shareholder that such release be effective as a bar to each and every claim, demand and cause of action hereinabove specified.  In furtherance of this intention, each of Seller and Shareholder hereby expressly waives, effective as of the Closing, any and all rights and benefits conferred upon it by the provisions of any Applicable Law with respect to the claims, demands and causes of action hereinabove specified and expressly consents that this release will be given full force and effect according to each and all of its express terms and provisions, including those related to unknown and unsuspected claims, demands and causes of action, if any, to the same extent as those relating to any other claims, demands and causes of action hereinabove specified.

(b) As a material inducement to Seller and Shareholder to enter into this Agreement, effective as of the Closing, Buyer agrees to cause each Transferred Entity to not sue and fully release and discharge Seller and its controlled Affiliates from any and all losses, claims, demands, rights, encumbrances, contracts (including employment contracts), covenants or proceedings, of whatever kind or nature in law, equity or otherwise, whether now known or unknown, and whether or not concealed or hidden, which in each case any Transferred Entity has asserted or could have asserted against Seller or its controlled Affiliates arising out of facts, circumstances, events or actions existing, occurring or taken prior to the Closing; provided that the foregoing agreement, release and discharge shall not limit or apply in respect of any liability or obligation arising (i) under this Agreement or the other Transaction Documents, or (ii) out of fraud.  It is the intention of Buyer that such release be effective as a bar to each and every claim, demand and cause of action hereinabove specified.  In furtherance of this intention, Buyer agrees to cause each Transferred Entity to expressly waive, effective as of the Closing, any and all rights and benefits conferred upon it by the provisions of any Applicable Law with respect to the claims, demands and causes of action hereinabove specified and expressly consent that this release will be given full force and effect according to each and all of its express terms and provisions, including those related to unknown and unsuspected claims, demands and causes of action, if any, to the same extent as those relating to any other claims, demands and causes of action hereinabove specified.

ARTICLE 7
Covenants of Buyer and Seller

Buyer and Seller agree that:

Section 7.01.  Reasonable Best Efforts; Further Assurances. (a) Subject to the terms and conditions of this Agreement, Buyer and Seller will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by this Agreement and the other Transaction Documents, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and the other Transaction Documents.  Seller and Buyer agree, and agree to cause the Company and each Transferred Entity (in the case of Seller, prior to the Closing, and in the case of Buyer, after the Closing), to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and the other Transaction Documents.

(b) In furtherance and not in limitation of the foregoing, each of Buyer and Seller shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten Business Days of the date hereof, shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act, and shall take all other actions reasonably necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.  All filing fees payable under the HSR Act shall be shared equally by Buyer and Seller.

(c) If any objections are asserted with respect to the transactions contemplated by this Agreement or the other Transaction Documents under the HSR Act or any other applicable competition law, or if any action, suit, investigation or proceeding is instituted or threatened by any Governmental Authority or any private party challenging any of the transactions contemplated by this Agreement as violating the HSR Act or any other applicable competition law, Buyer, Seller, Shareholder and the Transferred Entities shall use reasonable best efforts to promptly resolve such objections.  In the event any claim, action, suit, investigation or other proceeding by any Governmental Authority or other Person is commenced which questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, Buyer, Seller and Shareholder agree to cooperate and use their reasonable best efforts to defend against such claim, action, suit, investigation or other proceeding and, if an injunction or other order is issued in any such action, suit or other proceeding, to use reasonable best efforts to have such injunction or other order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby.  In furtherance of the foregoing, Buyer shall, and shall cause its Affiliates to, take any and all actions, including agreeing to hold separate or to divest any of the businesses, properties or assets of Buyer and its Subsidiaries (including, following the Closing, the Transferred Entities and any assets thereof) and to terminate any existing relationships and contractual rights and obligations, as may be required (i) by the applicable Governmental Authority in order to resolve such objections as such Governmental Authority may have to such transactions under the HSR Act or other applicable competition law, or (ii) by any domestic or foreign court or other tribunal, in any action, suit, investigation or proceeding challenging such transactions as violating of the HSR Act or other applicable competition law, in order to avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any order that has the effect of restricting, preventing or prohibiting the consummation of the transactions contemplated by this Agreement and the other Transaction Documents; provided that, nothing herein shall permit any of the Transferred Entities to agree to hold separate or otherwise, sell, lease, license, divest or dispose of any assets, rights, product lines, or businesses, in whole or in part, or to conduct or limit any aspect of their respective assets or business in any specified manner, or to permit the foregoing actions without the prior written consent of Buyer; provided, further, that nothing herein shall require any Affiliate of Buyer to agree to hold separate or otherwise, sell, lease, license, divest or dispose of any assets, rights, product lines, or businesses, in whole or in part.

Section 7.02.  Certain Filings.  Seller and Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 7.03.  Public Announcements.  On or as promptly as practicable after the date hereof, Seller shall issue a press release substantially in the form of Exhibit H, and the Company shall issue a press release substantially in the form of Exhibit I.  Before issuing any other press release or making any other public statement with respect to the Transaction Documents or the transactions contemplated thereby, (a) each party shall, and shall cause its Affiliates to, obtain the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), and (b) each party hereto agrees to consult with the other party and consider any comments of such party to any such press release or public statement in good faith; provided that, notwithstanding the foregoing, each party shall be entitled to issue any press release or make any public statement that is consistent (including as to nature and scope) with any press release or public statement previously issued or made by either party in accordance with this Section 7.03; and provided, further, that, notwithstanding the foregoing, either party may, following consultation with the other party, make any filing or other public disclosure or public statement as is required by Applicable Law or any listing agreement with any national securities exchange to which the disclosing party is subject, solely to the extent that the disclosing party determines such disclosure or statement to be required by Applicable Law or listing agreement; and provided, further, that, following the Closing, Buyer and its Affiliates may provide general information about the subject matter of this Agreement in connection with their fund raising, marketing, informational or reporting activities without consultation with Seller.

Section 7.04.  Notices of Certain Events. (a) Each of Seller, Shareholder and Buyer shall promptly notify the other party of:

(i) any written notice or other written communication from (A) any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or the other Transaction Documents or (B) any Client;

(ii) any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement or the other Transaction Documents, or under, or relating to any violation or possible violation of any Applicable Law; and

(iii) the commencement of any actions, suits, claims, investigations or proceedings that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.12, in the case of Seller, or Section 4.08, in the case of Buyer.

(b) Notwithstanding anything to the contrary herein, a party’s good faith failure to comply with this Section 7.04 shall not provide the other party hereto or any of such other party’s Affiliates with a right not to effect the transactions contemplated by this Agreement, except, in each case, to the extent that any other provision of this Agreement would independently provide such right.  No notification provided hereunder shall affect or be deemed to modify any representation or warranty of the Seller or Buyer set forth in this Agreement or the conditions to the obligations of such parties to consummate the transactions contemplated by this Agreement or the remedies available to such parties hereunder.

Section 7.05.  Financing. (a) Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all such things necessary, proper or advisable to consummate and obtain the Financing at or prior to the Closing, including using its reasonable best efforts to (i) maintain in effect the Financing Commitment Letters in accordance with the terms and conditions thereof, (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions contained therein (including the flex provisions) or on other terms no less favorable, individually or in the aggregate, to Buyer, including with respect to conditionality, (iii) satisfy on a timely basis all conditions applicable to Buyer in the Financing Commitment Letters and the definitive agreements for the Debt Financing that are within their control (other than where failure to do so is a direct result of Seller’s or its Affiliates’ failure to provide the information and assistance as set forth in Section 7.05(d) below), (iv) consummate the Debt Financing (including by instructing the parties to the Debt Commitment Letters to provide the Debt Financing, on the terms and subject to the conditions set forth therein) and (v) enforce its rights under the Financing Commitment Letters (including by taking enforcement actions against the lenders and other Persons providing the Financing) at or prior to the Closing.  Buyer shall furnish correct and complete copies of all definitive agreements entered into by Buyer after the date hereof in relation to the Financing Commitment Letters to Seller promptly upon their execution (other than the fees set forth therein, which may be redacted).

(b) Buyer shall not agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, any Financing Commitment Letter or any definitive agreements related to the Financing and/or substitute other debt or equity financing for all or any portion of the Financing from the same or Alternative Financing sources, in each case, without Seller’s prior written consent to the extent such amendments, modifications, substitutions or waivers would (i) reduce the aggregate amount of cash proceeds available from the Financing to fund the amounts required to be paid by Buyer under this Agreement (as compared to the amount of such aggregate proceeds contemplated under the Financing Commitment Letters as in effect on the date hereof), (ii) impose new or additional conditions precedent that would be reasonably expected to (A) prevent, impede or materially delay or impair the availability of the Financing or the ability of Buyer to consummate the transactions contemplated by this Agreement in a timely manner or (B) adversely impact the ability of Buyer to enforce its rights against the other parties to the Financing Commitment Letters or (iii) be in violation of the terms of such Financing Commitment Letter.  Buyer shall not release or consent to the termination of the obligations of the lenders and other persons under the Debt Commitment Letters, except for assignments and replacements of lenders in accordance with the terms of the Debt Commitment Letters with respect to the Debt Financing.

Notwithstanding anything to the contrary set forth herein, Buyer may (without obtaining Seller’s consent) amend, supplement or modify the Debt Commitment Letters to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letters as of the date hereof, if the addition of such additional parties, individually or in the aggregate, would not prevent, materially delay or impair the availability of the Debt Financing under the Debt Commitment Letters or the consummation of the transactions contemplated by this Agreement.  Upon any such amendment, supplement or modification of the Debt Commitment Letters in accordance with this Section 7.05(b), Buyer shall provide a copy thereof to Seller and references to “Financing Commitment Letters,” “Equity Commitment Letter” and “Debt Commitment Letters” shall include such documents as permitted to be amended, supplemented or modified under this Section 7.05(b) and references to “Financing,” “Equity Financing” and “Debt Financing” shall include the financing contemplated by the Financing Commitment Letters as permitted to be amended, supplemented or modified under this Section 7.05(b).

(c) In the event all or any portion of the Debt Financing becomes unavailable on the terms and conditions or from the sources contemplated by the Debt Commitment Letters for any reason, Buyer shall promptly notify Seller and use its reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative debt financing from alternative sources (the “Alternative Financing”) upon terms (including any flex provisions) not materially less favorable, in the aggregate, to Buyer than those in the Debt Commitment Letters (and any related fee letter), in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event (and, in any event, no later than the Closing Date).  In the event any Alternative Financing is obtained in accordance with this Section 7.05(c), references to “Debt Financing,” “Financing,” “Debt Commitment Letters” and “Financing Commitment Letters” (and other like term in this Agreement) shall include such Alternative Financing, as applicable.

(d) Seller shall use its reasonable best efforts to, and shall cause the Company and the other Transferred Entities and their respective Representatives to use their reasonable best efforts to, provide, at Buyer’s sole expense, all cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Buyer (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the other Transferred Entities, prior to the Closing), including (i) furnishing Buyer and the Debt Financing sources as promptly as reasonably practicable with historical information relating to the Company and the other Transferred Entities (including such information which Buyer has reasonably determined is necessary for the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and the other Transferred Entities) customary for such financing and reasonably necessary for the satisfaction of the obligations and conditions set forth in the Debt Commitment Letters, (ii) participation by senior management of the business of the Transferred Entities in a reasonable number of meetings, due diligence sessions, presentations, “road shows” and sessions with rating agencies, including direct contact between senior management (with appropriate seniority and expertise) and representatives (including accountants) of the Company or any other Transferred Entity, on the one hand, and the Debt Financing sources, potential lenders and investors for the Debt Financing, on the other hand, (iii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing; provided, however, that any private placement memoranda or prospectuses in relation to debt or equity securities need not be issued by the Company or any other Transferred Entity, (iv) using reasonable best efforts to furnish Buyer and its Debt Financing sources with financial and other pertinent information regarding the Company and the other Transferred Entities as may be reasonably requested by Buyer that are necessary for the satisfaction of the obligations and conditions set forth in the Debt Commitment Letters, (v) using reasonable best efforts to obtain customary accountants’ comfort letters, (vi) assisting in the preparation of, and executing and delivering, definitive financing documents, including one or more credit agreements, indentures, guarantee and collateral documents and customary closing certificates as may be required by the Financing, (vii) providing authorization letters to the Debt Financing sources authorizing the distribution of information to prospective lenders and containing a customary representation that such information as of the date of preparation does not contain a material misstatement or omission, (viii) providing all customary documentation and other information about the Transferred Entities as is reasonably requested by the Debt Financing source for the Debt Financing and required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act, (ix) cooperating reasonably with the Debt Financing sources’ due diligence, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of the Company, (x) facilitating the provision of customary closing documents as may be reasonably requested by Buyer and (xi) facilitating the provision of any pledge and security documents and otherwise facilitating the pledging of collateral immediately after the Closing, including using reasonable best efforts to obtain such documentation and/or taking such other steps (including lien searches) reasonably requested by Buyer in order to release all encumbrances over the properties and assets of the Transferred Entities securing obligations under the financing documents and, to the extent necessary, using reasonable best efforts to obtain surveys and title insurance as reasonably requested by Buyer; provided that the Company and the other Transferred Entities shall not be required to enter into any such document or instrument contemplated by the foregoing clauses (other than the authorization letters referred to above) prior to the Closing; provided, further, that, notwithstanding anything to the contrary contained in this Agreement (including this Section 7.05), (A) nothing in this Agreement

(including this Section 7.05) shall require any such cooperation to the extent that it would (1) require the Company or any of the other Transferred Entities to waive or amend any terms of this Agreement or agree to pay any commitment or other fees or reimburse any expenses prior to the Closing, or incur any liability or give any indemnities or otherwise commit to take any action that is not contingent upon the Closing, (2) unreasonably interfere with the ongoing business or operations of the Company and the other Transferred Entities prior to the Closing, (3) require the Company or any of the other Transferred Entities to take any action that will conflict with or violate the Company’s or any of the other Transferred Entities organizational documents or any Applicable Law or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any contract to which the Company or any of the other Transferred Entities is a party; provided that in the event that the Company or any of the other Transferred Entities do not provide information in reliance on this Section 7.05(d)(xi)(A)(3), Seller shall provide notice to the Buyer that such information is being withheld and Seller shall use its commercially reasonable efforts to communicate (or to cause the Company or such other Transferred Entity to communicate) to the extent feasible, the applicable information in a way that would not violate the applicable obligation, (4) require the Company or any of the other Transferred Entities to enter into or approve any financing or purchase agreement for the Financing prior to the Closing, or (5) result in any officer or director of the Company or any of its the other Transferred Entities incurring any personal liability with respect to any matters relating to the Financing, (B) no action, liability or obligation of the Company or any of its the other Transferred Entities or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (other than the authorization letters referred to above) shall be effective until the Closing, (C) none of the Company or any of its other Transferred Entities or any of their respective Representatives shall have any liability or incur any losses, damages or penalties with respect to any road shows, ratings agencies presentations, preparation of documents (including rating agency presentation, bank information memoranda or other offer documents in connection with the Debt Financing) and provision of information with respect to the prospects and plans for the Company’s business and operations in connection with the Debt Financing or be required to provide any information or make any presentations with respect to capital structure, or the incurrence of the Debt Financing or other pro forma information relating thereto or the manner in which Buyer intends to operate or cause to be operated, the business of the Company and the other Transferred Entities after the Closing and (D) Buyer shall reimburse the Company or cause the Company to be reimbursed for all reasonable and documented out-of-pocket costs and expenses (including the reasonable and documented out-of-pocket attorneys’ fees of outside counsel) incurred by the Company or any of the other Transferred Entities in connection with the actions and cooperation pursuant to this Section 7.05.  Buyer shall indemnify and hold harmless the Company, the other Transferred Entities and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing (including any action taken in accordance with this Section 7.05(d)) and any information utilized in connection therewith (other than historical information relating to the Company or the other Transferred Entities or other information furnished by the Company or the other Transferred Entities).  All material non-public information regarding the Company and the other Transferred Entities provided to Buyer and its representatives and Affiliates pursuant to this Section 7.05(d) shall be kept confidential in accordance with the Confidentiality Agreement.  Seller hereby consents to the use of the Company’s logos in connection with the Debt Financing, provided that such logos are used in a manner that is not intended to reasonably likely to harm or disparage the Company and the other Transferred Entities or their marks.  Notwithstanding the foregoing, if the Closing shall not have occurred on or before May 15, 2014, then Seller shall deliver to Buyer, reasonably promptly upon becoming available, but in any event prior to the Closing, the unaudited interim statement of financial condition as of March 31, 2014 and the related unaudited interim statement of income and cash flows and changes of equity for the three months ended March 31, 2014 of the Transferred Entities.

(e) Buyer shall give Seller prompt notice (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to any Financing Commitment Letter or definitive document related to the Financing, (ii) of the receipt of any written notice from any party to any Financing Commitment Letters with respect to any actual breach, default, withdrawal, termination or repudiation by any party to any Financing Commitment Letters or any definitive document related to the Financing or any provisions of the Financing Commitment Letters or any definitive document related to the Financing, (iii) of any material written dispute or disagreement between or among Buyer and any of the other parties to the Financing Commitment Letters or any definitive document related to the Financing, (iv) of any material amendment or modification of, or waiver under, the Financing Commitment Letters or any related fee letters and (v) if for any reason Buyer believes in good faith that it will not be able to timely obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Commitment Letters or the definitive documents related to the Financing.  Buyer shall keep Seller reasonably informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing (or Alternate Financing obtained in accordance with Section 7.05(c)) and provide the Company copies of all documents relating to the Financing (or Alternate Financing obtained in accordance with Section 7.05(c)), other than any ancillary agreements subject to confidentiality agreements (except to the extent such agreements relate to the amounts or conditionality of, or contain any conditions precedent to, the funding of the Financing (or Alternate Financing obtained in accordance with Section 7.05(c)), including any “market-flex provisions”).

Section 7.06.  [RESERVED]

Section 7.07.  Treatment of Certain Real Property Leases.  (a) Effective as of the Closing, Seller shall sublease to the Company or another Transferred Entity designated by the Company the Shared Real Property Lease.

(b) Prior to the Closing, Seller shall use reasonable best efforts to obtain any necessary consent for the assignment, or, if such consent is not obtained prior to the Closing, then the subleasing, of each Retained Real Property Lease, and shall, as of the Closing, cause the Company or other Transferred Entity to assign to Seller (or any Affiliate thereof, other than the Company or any other Transferred Entity, designated by Seller) each Retained Real Property Lease (or sublease the premises demised by any Retained Real Property Lease) with respect to which such consent has been obtained or no consent is required.  With respect to any Retained Real Property Lease as to which consent is required for assignment (or, if applicable, subleasing) but not obtained prior to the Closing, Buyer shall use commercially reasonable efforts to obtain such consent following the Closing Date for a period of six months and Seller and Buyer shall, and shall cause their respective Affiliates to, cooperate to cause the assignment of such Retained Real Property Lease (or subleasing of the premises demised under such Retained Real Property Lease) to Seller promptly after any such consent is received, including by execution of such other instruments of assignment (or subleases) or consent or any other actions reasonably requested by Seller as may be necessary to assign to Seller any Retained Real Property Lease (or subleasing of the premises demised under such Retained Real Property Lease).  With respect to any Retained Real Property Lease as to which consent is required for assignment (or sublease) but not obtained prior to the Closing, the premises demised under such Retained Real Property Lease shall be removed from the “Facilities” section of Schedule A to the Transition Services Agreement, and added to the “Facilities” section of Schedule B to the Transition Services Agreement on the terms set forth in Section 7.07(b) of the Seller Disclosure Schedule with respect to such Retained Real Property Lease, and from and after the Closing, for so long as such consent has not been obtained, such premises shall be deemed to be a “Premises” and “Licensed Space” made available by Buyer, as the Provider Entity, to Seller, as the Recipient Entity (in each case, as such terms are defined in the Transition Services Agreement), under and in accordance with the terms of the Transition Services Agreement.  Notwithstanding anything in this Section 7.07(b), none of Seller, the Company or any other Transferred Entity shall be required, either prior to or following the Closing, to pay any money, grant any concession or provide any other consideration to any Person in order to obtain any such consents to effect the assignment of any Retained Real Property Leases or releases of the Company or Transferred Entity (or subleasing of the premises demised under such Retained Real Property Lease); provided, that without limiting Buyer’s obligations under this Section 7.07(b), if a necessary consent to an assignment or sublease shall not have been obtained with respect to the Retained Real Property Lease for space located in Paris, France, Seller shall indemnify the Buyer Indemnified Parties for all Damages actually incurred by any Buyer Indemnified Party to the extent arising out of Buyer’s obligations as tenant under such lease in respect of the period from and after the Closing Date; provided, further, that such Damages shall not include any amount that could reasonably have been avoided by reasonable mitigation efforts of any Buyer Indemnified Party and Buyer shall use its reasonable best efforts to mitigate any such potential Damages in consultation with Seller.

Section 7.08.  Client Consents.  (a) If consent or other action is required by Applicable Law or by the Investment Advisory Agreement of any Client for the Investment Advisory Agreement with such Client to continue after Closing, as promptly as practicable following the date of this Agreement, the Company shall, or shall cause the appropriate Subsidiary to, send a notice (“Consent Notice”) complying with Applicable Law and the terms of such Client’s Investment Advisory Agreement informing such Client of the transactions contemplated by this Agreement and requesting such consent in writing and shall use its reasonable best efforts to obtain such consent, and, from the date hereof to the Closing Date, Seller shall, and shall cause the Company and the other Transferred Entities to, thereafter use their respective reasonable best efforts to obtain such consent; provided that Seller’s, the Company’s and the other Transferred Entities’ obligations under this Section 7.08(a) shall be deemed satisfied with respect to any Client if such Client’s consent is deemed to be given pursuant to Section 7.08(b).

(b) The Buyer and Seller agree that any consent required for any Investment Advisory Agreement with a Client to continue after the Closing shall be deemed given for all purposes under this Agreement (i) upon receipt of a written consent requested in the Consent Notice prior to the Closing Date or (ii) if no such written consent is received, if 45 days shall have passed since the sending of written notice (“Negative Consent Notice”) to such Client (which Negative Consent Notice may be included in the Consent Notice sent to such Client) requesting written consent as aforesaid and informing such Client: (A) of the intention to complete the transactions contemplated by this Agreement, which will result in a deemed assignment of such Client’s Investment Advisory Agreement; (B) of the Company’s (or the applicable Transferred Entities’) intention to continue to provide the advisory services pursuant to the existing Investment Advisory Agreement with such Client after the Closing if such Client does not terminate such agreement prior to the Closing; and (C) that the consent of such Client will be deemed to have been granted if such Client continues to accept such advisory services for a period of at least 45 days after the sending of the Negative Consent Notice without termination; provided that if the parties mutually reasonably determine that written consent is required under Applicable Law or the respective Investment Advisory Agreement, such consent shall be deemed given only upon receipt of the written consent requested in the Consent Notice prior to the Closing Date; provided, further, that, in any case, no consent shall be deemed to have been given for any purpose under this Agreement if at any time prior to the Closing such Client notifies the Company or the other Transferred Entity in writing that such Client has not so consented or has terminated, or given notice of termination of its Investment Advisory Agreement, and in each case such notice has not been revoked.

(c) Buyer shall be provided a reasonable opportunity to review and comment on all consent materials to be used by Seller prior to distribution.

(d) Seller agrees that the information that is contained in any Consent Notice or Negative Consent Notice to be furnished to any Client (other than information that is or will be provided in writing by or on behalf of Buyer or its Affiliates for inclusion in such Consent Notice or Negative Consent Notice) will be true, correct and complete in all material respects.  Buyer agrees that the information provided by it or its Affiliates (or on their behalves) in writing for inclusion in any Consent Notice or Negative Consent Notice will be true, correct and complete in all material respects.

(e) In connection with obtaining the Client consents required by this Section 7.08, at all times prior to the Closing, Seller shall keep Buyer informed of the status of obtaining such Client and other consents and, upon Buyer’s request, make available to Buyer copies of all such executed Client or other consents.  In addition, prior to entering into a new Investment Advisory Agreement with any Client, Seller shall, or shall instruct the applicable Transferred Entity to, inform each potential Client or counterparty to such agreement of the transactions contemplated by this Agreement in a manner reasonably acceptable to Buyer and use its reasonable best efforts to include in the applicable contract a provision disclosing the transactions contemplated by this Agreement and the consent of the potential Client or counterparty thereto (to the extent permitted by Applicable Law).

Section 7.09.  Access to Information; Retention; Confidentiality. (a)  From the date hereof until the Closing Date (or, if earlier, the termination of this Agreement), and subject to Applicable Law and the Confidentiality Agreement, Seller will (i) give, and will cause the Company and each other Transferred Entity to give, Buyer, its counsel and other Representatives reasonable access to the properties, books and records of the Transferred Entities, the books and records of Seller (or portion thereof) to the extent relating to the Transferred Entities, and to the employees and independent accountants of the Transferred Entities, (ii) furnish, and will cause the Transferred Entities to furnish, to Buyer, its counsel and other Representatives such financial and operating data and other information relating to the Transferred Entities as such Persons may reasonably request and (iii) instruct the employees, independent accountants, counsel and financial advisors of Seller or the Transferred Entities to cooperate with Buyer in its investigation of the Transferred Entities.

(b) From and after the Closing Date until the fifth anniversary of the Closing, and subject to Applicable Law, (i) each party shall, and shall cause its Affiliates to, afford to the other party and its Representatives reasonable access to all books and records (or portions thereof) to the extent relating to the Transferred Entities that are in such party’s or its Affiliates’ possession as of the Closing Date and (ii) Buyer shall, and shall cause the Company and each other Transferred Entity to, afford to Seller reasonable access to the employees and independent accountants of the Transferred Entities, and will instruct such employee and independent accountants to cooperate with Seller and its Representatives, in each of clauses (i) and (ii) to the extent that party requesting such access reasonably required solely in connection with its tax, regulatory or litigation (except litigation involving a party to this Agreement or one or more of their Affiliates) matters (in case, relating to Seller’s prior ownership of the Transferred Entities).  Seller will hold, and will use its commercially reasonable efforts to cause its Representatives to hold, in confidence, unless compelled to disclose by judicial process or by other requirements of Applicable Law or pursuant to any listing agreement with any national securities exchange to which Seller is subject, all confidential documents and information concerning the Company or any other Transferred Entity provided to it pursuant to this Section 7.09, provided that prior to any such disclosure, Seller shall give Buyer prior written notice thereof, and reasonably cooperate with Buyer’s efforts to limit or prevent any such disclosure, or otherwise have confidential treatment afforded to such information.

(c) Each party shall only be required to grant access to the other party pursuant to the preceding clauses (a) and (b) during normal business hours in such manner as not to interfere unreasonably with the conduct of the business of such party and, if applicable, its Affiliates.

(d) Notwithstanding anything to the contrary contained herein, nothing in this Section 7.09 shall require (A) Seller (prior to the Closing Date) or Buyer (following the Closing Date) to provide the other party or its Representatives with access to (i) personnel records of the Transferred Entities relating to individual performance or evaluation records, medical histories or other information which, in the disclosing party’s good faith opinion, is sensitive or the disclosure of which could subject the Transferred Entities to risk of liability or (ii) information the disclosure of which, in the disclosing party’s good faith opinion (x) would conflict with confidentiality obligations to which such party or any Transferred Entity is bound or (y) would reasonably be expected to result in the forfeiture or waiver of any attorney-client or similar privilege, provided that, in the case of this clause (y), the disclosing party shall use commercially reasonable efforts to provide the other party, to the extent possible, with access to the relevant information in a manner that would not reasonably be expected to result in the forfeiture or waiver of any such attorney-client or similar privilege, or (B) either party’s independent accountants to make available to the other party or its Representatives any work papers unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such independent accountants.

(e) Through the Closing Date, Seller shall, and shall cause the Transferred Entities to, preserve and maintain the books and records of the Transferred Entities in all material respects in the same manner and same care that the books and records of the Transferred Entities have been maintained prior to the execution of this Agreement.  At the Closing, Seller shall, and shall cause its Affiliates to, deliver to Buyer or its designee, or cause the Transferred Entities to have possession of, (i) all original corporate records of the Transferred Entities, including any such corporate records relating to the Transferred Entities’ legal existence, stock or other equity ownership and corporate governance and (ii) the physical or electronic embodiments of all permits, licenses, certificates, approvals and authorizations from Governmental Authorities then held by the Transferred Entities.

(f) Effective as of the Closing, Buyer and Seller shall enter into an assignment agreement, pursuant to which Seller assigns to Buyer its rights under each Pre-Closing Confidentiality Agreement solely with respect to the confidential information of the Transferred Entities, to the extent such rights under the Pre-Closing Confidentiality Agreements are assignable, and deliver a copy of each such agreement and assignment thereof to Buyer.  Seller shall, or shall cause the Company to, request that all third parties who executed a Pre-Closing Confidentiality Agreement in connection with the consideration of a transaction involving the Company return to the Company, or destroy, all confidential information of the Transferred Entities heretofore furnished to such third party by or on behalf of each of Seller or any of its Affiliates, including the Company, as promptly as practicable, subject to the terms of such agreements.

Section 7.10.  Shared Contracts.  The parties hereto acknowledge that Seller and its Affiliates (other than the Transferred Entities) are parties to certain contracts and agreements set forth on Section 7.10(a) of the Seller Disclosure Schedules that relate to the operations or conduct of the business of one or more of the Transferred Entities, but which will remain with Seller and its Affiliates (other than the Transferred Entities) after the Closing.  In the case of those contracts set forth on Section 7.10(b) of the Seller Disclosure Schedule (collectively, the “Shared Contracts”), the parties shall cooperate with each other and use their respective commercially reasonable efforts (which shall not require any party hereto to pay any money, grant any concession or provide any other consideration to any Person in connection therewith) to obtain the agreement of the third party that is the counterparty to each Shared Contract to enter into a new contract effective as of the Closing Date pursuant to which a Transferred Entity will receive substantially the same services provided under the Shared Contract to such Transferred Entity prior to the Closing on terms and conditions substantially similar to those contained in the Shared Contract as of the Closing Date (each, a “Replacement Contract”).  If a Replacement Contract is

not entered into with respect to any Shared Contract prior to the Closing Date, Seller agrees to continue to use its commercially reasonable efforts for a period of six months from and after the Closing Date to cause the counterparty to such Shared Contract to enter into a Replacement Contract, provided that during such six-month period, Seller and its Affiliates shall provide Buyer and the Transferred Entities with the benefits of such Shared Contracts pursuant to the Transition Services Agreement at no additional cost to Buyer or the Transferred Entities.  If a Replacement Contract has not been obtained after the six month period, then, Seller and Buyer shall, and shall cause their respective Affiliates to, use their commercially reasonable efforts to secure an arrangement reasonably satisfactory to both parties under which the Transferred Entities would, in compliance with Applicable Law, obtain the benefits associated with the applicable Shared Contracts, which arrangement may include Seller and its Affiliates providing the Transferred Entities with such benefits for a transitional period reasonably acceptable to both parties pursuant to the Transition Services Agreement. For the avoidance of doubt, (i) in no event shall any Replacement Contract impose any obligations or liability on Seller or its Affiliates after the Closing and (ii) in no event shall the execution of any Replacement Contract constitute a condition to the obligation of Buyer to consummate the Closing on the terms and conditions set forth in this Agreement.

Section 7.11.  Termination of Certain Employee Plans.  Effective prior to the Closing, Seller or the Company (as the case may be) shall terminate (solely with respect to Transferred Entity service providers) the Employee Plans set forth in Section 7.11 of the Seller Disclosure Schedule.

Section 7.12.  Additional Payments Received.  After the Closing, each of Seller and Buyer covenants and agrees that it shall, and shall cause its Affiliates, to promptly (and in any event within five Business Days) transfer and deliver to the other party, from time to time as and when received by it or its Subsidiaries, any cash, checks with appropriate endorsements (using its reasonable efforts not to convert such checks into cash) or other property that it (or any of its Affiliates) receives which is a payment from a client or customer that is incorrectly addressed to, in the case of Seller, Seller or any of its Affiliates, and in the case of Buyer, the Transferred Entities, and will account to such other party for all such receipts.

Section 7.13.  ISS Europe Loan and ISS Australia Loan.  Buyer agrees to use commercially reasonable efforts to cause:

(a) (i) ISS Europe to cancel all or a portion of the ISS Europe Loan, by way of a distribution of the ISS Europe Loan, or (ii) the Company to repay all or a portion of the ISS Europe Loan, followed by a distribution to the Company of the same amount, in either case to the extent ISS Europe is permitted under Applicable Law to make a distribution in each fiscal year of ISS Europe that ends after the Closing Date;

(b) (i) ISS Australia to cancel all or a portion of the ISS Australia Loan, by way of a distribution of the ISS Australia Loan, or (ii) the Company to repay all or a portion of the ISS Australia Loan, followed by a distribution to the Company of the same amount, in either case to the extent ISS Australia is permitted under Applicable Law to make a distribution in each fiscal year of ISS Australia that ends after the Closing Date; and

(c) each of ISS Europe and ISS Australia to satisfy all legal requirements under Applicable Law in order to permit distributions to be made in the ordinary course.

Section 7.14.  Expungement of Confidential Information.  Except as required by Applicable Law and/or internal record-keeping policies or procedures, within 30 days after the Closing Date, (i) Seller shall cause the Retained Entities to expunge from the Retained Entities’ production files all copies of confidential information and data, proprietary software and code, and other tangible intellectual property (“Pre-Closing Confidential Information”) of the Transferred Entities in any form, that is within their possession, power, custody or control, (ii) Buyer shall cause the Transferred Entities to expunge from the Transferred Entities’ production files all copies of Pre-Closing Confidential Information of Seller and its controlled Affiliates in any form, that is within their possession, power, custody or control and (iii) Seller shall, and shall cause its controlled Affiliates to, and Buyer shall, and shall cause its controlled Affiliates (including the Transferred Entities) to, use commercially reasonable efforts to expunge or return all other Pre-Closing Confidential Information of the other party or its controlled Affiliates that is within their possession, power, custody or control; provided that neither party nor their respective controlled Affiliates need return or destroy any electronic records or files containing Pre-Closing Confidential Information that have been created pursuant to such Person’s automatic electronic back-up procedures in the ordinary course of business that cannot be reasonably deleted, and each Party may retain and continue to use Pre-Closing Confidential Information if it is embodied in a published report intended for third parties or it is otherwise made available as of the Closing Date by such party as part of any other commercial offering (it being understood that if any Pre-Closing Confidential Information is provided to third parties after the Closing Date, it shall be in substantially the same form as provided as of the Closing Date).  Upon the request of the other party, each party shall certify that it has complied with its obligations under this Section 7.14.

ARTICLE 8
Tax Matters

Section 8.01.  Tax Covenants.

(a) Buyer covenants that it will not cause or permit any Transferred Entity or any Affiliate of Buyer (i) to take any action on the Closing Date (including but not limited to the distribution of any dividend or the effectuation of any redemption that could give rise to any Tax liability or reduce any Tax Asset of the Seller Group or give rise to any loss of the Seller or the Seller Group under this Agreement) other than in the ordinary course of business or as contemplated by the Transaction Agreements, (ii) to make any election or deemed election under Section 338 of the Code with respect to the transactions contemplated by this Agreement, or (iii) to, with respect to any Pre-Closing Tax Period, make or change any Tax election or amend any Tax Return.

(b)   (i) Seller shall (A) prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Transferred Entities (or that relate to the Transferred Entities) that are required to be filed on or before the Closing Date and timely pay all Taxes shown as due on such Tax Returns and (B) prepare or cause to be prepared and file or cause to be filed all Tax Returns that relate to Combined Taxes and timely pay all Taxes shown as due on such Tax Returns.

(ii) Seller shall prepare or cause to be prepared all Tax Returns for the Transferred Entities that relate to a Pre-Closing Tax Period and are required to be filed after the Closing Date that (A) are not filed on a combined or consolidated basis (other than with another Transferred Entity) (“Separate Returns”) and (B) that relate to Income Taxes (such Tax Returns described in (A) and (B), “Separate Pre-Closing Income Tax Returns”) in a manner consistent with the past practices of Seller and the Transferred Entities.  Seller shall deliver to Buyer, no later than 20 days prior to the earlier of the due date (taking into account extensions) for the filing of such Separate Pre-Closing Income Tax Return and the date such Separate Pre-Closing Income Tax Return is actually filed, a draft of such Separate Pre-Closing Income Tax Return for review by Buyer, and Seller shall consider in good faith any reasonable comments made by Buyer.  No later than two Business Days prior to the due date for filing each such Separate Pre-Closing Income Tax Return, Seller shall pay to Buyer in cash an amount equal to all Taxes payable with respect to such Separate Pre-Closing Income Tax Return to the extent that any Taxes shown as due and payable on any such Separate Pre-Closing Income Tax Return were not included in determining Closing Working Capital.  Buyer shall timely file, or cause to be timely filed, each such Separate Pre-Closing Income Tax Return and shall timely pay, or cause to be timely paid, all Taxes payable with respect to each such Separate Pre-Closing Income Tax Return.

(iii) Buyer shall prepare or cause to be prepared all Separate Returns that are required to be filed after the Closing Date that (A) relate to a Pre-Closing Tax Period and do not relate to Income Taxes and (B) that relate to a Straddle Tax Period, in each case in a manner consistent with the past practices of Seller and the Transferred Entities.  Buyer shall deliver to Seller, no later than 20 days prior to the earlier of the due date (taking into account extensions) for the filing of such Tax Return and the date such Tax Return is actually filed, a draft of such Tax Return for review by Seller and Seller and Buyer shall cooperate in good faith to resolve any disagreements prior to the required due date for filing such Tax Return.  If the parties are unable to resolve all open issues with respect to any such Tax Return, such open issues shall be referred to a Referee no later than five days prior to the due date for filing such Tax Return. If the Referee is not able to resolve any such issues before the filing due date, such Tax Return shall be finalized and filed in the manner proposed by Buyer.  No later than two Business Days prior to the due date for filing each such Tax Return, Seller shall pay to Buyer in cash an amount equal to the Taxes shown as due and payable with respect to such Tax Return to the extent related to the Pre-Closing Tax Period and not included in determining Closing Working Capital.  Buyer shall timely file, or cause to be timely filed, each such Tax Return and shall timely pay, or cause to be timely paid, all Taxes payable with respect to each such Tax Return.  If the Referee subsequently determines that a Tax Return described in this paragraph was filed incorrectly, Buyer shall file an amended Tax Return and Buyer shall pay to Seller in cash an amount equal to all excess Taxes paid by Seller with respect to such Tax Return.

(iv) Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for (or with respect to) the Transferred Entities that are required to be filed after the Closing Date that relate to a Tax period beginning after the Closing Date, and shall timely pay, or cause to be timely paid, all Taxes payable with respect to each such Tax Return.

(c) Seller shall include the Transferred Entities in any Tax Return for Combined Taxes through the close of business on the Closing Date.

(d) Buyer shall promptly pay or cause to be paid to Seller all refunds of Seller Indemnified Taxes and interest thereon received by Buyer, any Affiliate of Buyer, or any of Transferred Entities attributable to Taxes paid by Seller, or any of Transferred Entities (or any predecessor or Affiliate of Seller) with respect to any Pre-Closing Tax Period (including, for avoidance of doubt, all refunds of Taxes previously paid by Seller, its Affiliates, the Company or any other Transferred Entity in respect of any Pre-Closing Tax Period).  If, in lieu of receiving any such refund of Seller Indemnified Taxes, any Transferred Entity actually receives a Tax credit that reduces a Tax liability with respect to a Post-Closing Tax Period, Buyer shall promptly pay or cause to be paid to Seller the amount of such reduction in Tax liability; provided that, to the extent permitted by Applicable Law, Buyer may not elect to receive a Tax credit in lieu of receiving any such refund in cash unless Buyer reasonably determines that electing to receive any such refund in cash would adversely affect the Buyer, any Affiliate of Buyer or any of the Transferred Entities.  For the avoidance of doubt, any refunds or credits of Taxes shall be for the account of Buyer to the extent (A) such refunds or credits of Taxes are attributable to the carryback from a Post-Closing Tax Period of items of loss, deduction or credit, or other Tax items of Buyer, any Affiliate of Buyer or any of the Transferred Entities, or (B) such refunds or credits of Taxes were included in determining the Closing Working Capital.  Any refunds of Taxes of the Transferred Entities with respect to any Straddle Period shall be apportioned between Seller and Buyer in accordance with Section 8.05(d).  If subsequent to the payment by Buyer to Seller of any amount pursuant to this Section 8.01(d), there shall be a Final Determination which results in a disallowance or a reduction in such refund or credit of Tax that gave rise to such payment, Seller shall repay to Buyer, within 30 days of receipt of notice of such Final Determination, an amount equal to such disallowance or reduction.

(e) (i) All Transfer Taxes incurred in connection with transactions contemplated by this Agreement (including any real property transfer Tax and any similar Tax and expenses incurred in filing any Tax Returns for such Transfer Taxes) shall be paid 50% by Buyer and 50% by Seller when due.  Buyer will file all necessary Tax Returns with respect to all such Taxes, and, if required by Applicable Law, Seller will, and will cause its Affiliates to, cooperate in preparing and filing and join in the execution of any such Tax Returns.  Seller shall pay its portion of the Transfer Taxes to Buyer two Business Days prior to the due date for such Transfer Taxes.

Section 8.02.  Tax Sharing.  Seller shall cause any and all existing Tax Sharing Agreements (including any such agreements between the Transferred Entities and any member of the Seller Group, other than this Agreement) to be terminated as of the Closing Date with respect to the Transferred Entities.  Seller shall ensure that after such date none of the Transferred Entities, Seller nor any Affiliate of Seller shall have any further rights, obligations or liabilities thereunder.  From and after the Closing Date, this Agreement shall be the sole Tax Sharing Agreement relating to the Transferred Entities for all Pre-Closing Tax Periods.

Section 8.03.  Cooperation on Tax Matters.

(a) Buyer and Seller shall reasonably cooperate, as and to the extent reasonably requested by the other party (including prior to the Closing Date), in connection with the preparation and filing of any Tax Return (including any report required pursuant to Section 6043A of the Code and all Treasury Regulations promulgated thereunder), any audit, litigation or other proceeding or matter with respect to Taxes.  Such cooperation shall include the retention and (upon the other party’s reasonable request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Buyer and Seller agree (i) to retain all books and records with respect to Tax matters pertinent to the Transferred Entities until the expiration of any applicable statute of limitations, and to abide by all record retention agreements entered into with any Taxing Authority for all periods required by such Taxing Authority, and (ii) to use commercially reasonable efforts to provide the other party with at least thirty (30) days’ prior written notice before destroying any such books and records prior to the expiration of any applicable statute of limitations, during which period the party receiving the notice can elect to take possession, at its own expense, of such books and records.

(b) Buyer and Seller further agree, upon request, to use all commercially reasonable efforts to obtain any certificate or other document from any governmental authority or customer of the Transferred Entities or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including but not limited to with respect to the transactions contemplated hereby).

Section 8.04.  [RESERVED].

Section 8.05.  Tax Indemnification.  (a) Seller agrees that Buyer is to have no liability for any (i) Tax of the Company or any of the other Transferred Entities related to a Pre-Closing Tax Period, (ii) liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Closing a member of an affiliated, consolidated, combined or unitary group for Taxes (including the Seller Group), (iii) Tax arising from a breach by Seller of any covenant or agreement contained in Article 8, (iv) any Taxes (net of any related foreign Tax credits actually used by the Transferred Entities) attributable to amounts includable in income under Subpart F of the Code that is attributable to the income and operations of the Foreign Subsidiaries during a Pre-Closing Tax Period, which shall be determined by assuming that the Tax years of the Foreign Subsidiaries closed on the Closing Date, and (v) ISS Foreign Loan Taxes, and Seller agrees to indemnify, defend and hold harmless each Buyer Tax Indemnified Party against any such Tax (together with any interest, penalty, addition to Tax or additional amount), (any Tax described in (i), (ii), (iii), (iv) and (v), a “Seller Indemnified Tax”) and (vi) any costs and expenses (including reasonable expenses of investigation and attorneys’ fees and expenses), arising out of or incident to the imposition, defense, assessment or assertion of any Seller Indemnified Tax (any amount described in (i), (ii), (iii), (iv), (v) or (vi), a “Seller Indemnified Tax Loss”); provided that Seller shall have no liability for the payment of any Seller Indemnified Tax Loss (w) attributable to or resulting from any action described in Section 8.01(a), including an election made by Buyer under Section 338 of the Code or any comparable provision of Applicable Law with respect to the transactions contemplated by this Agreement, (x) for which Buyer is otherwise required to indemnify Seller under Section 8.05(b), (y) to the extent that such Seller Indemnified Tax Loss is reflected in the calculation of Closing Working Capital or (z) in respect of ISS Foreign Loan Taxes (I) in excess of $ 2,000,000, or (II) for any Tax year beginning on or after January 1, 2020 (each of (w), (x), (y) and (z), a “Seller Indemnified Tax Loss Limitation”).

(b) Buyer agrees that Seller is to have no liability for (i) any Tax resulting from the breach of any covenant or agreement made or to be performed by Buyer contained in this Article 8 or (ii) any Taxes of Buyer or any Transferred Entity for a Post-Closing Tax Period (other than any Taxes (y) described in Section 8.05(a)(iii) through Section 8.05(a)(v), or (z) resulting from a misrepresentation or breach of a Post-Closing Tax Representation), and Buyer agrees to indemnify and hold harmless each Seller Tax Indemnified Party against any such Tax (together with any interest, penalty, addition to Tax or additional amount) (any Tax described in (i) or (ii), a “Buyer Indemnified Tax”), and (iii) any costs and expenses (including, without limitation, reasonable expenses of investigation and attorneys’ fees and expenses) arising out of or incident to the imposition, assessment or assertion of any Buyer Indemnified Tax (any amount described in (i), (ii) or (iii), a “Buyer Indemnified Tax Loss”).

(c) The amount of any indemnification payment made under this Section 8.05 by the party making an indemnification payment under Section 8.05 (the “Tax Indemnifying Party”) shall be net of any Tax Savings realized by the party receiving such payment (the “Tax Indemnified Party”) arising from the incurrence of the event giving rise to such payment or payment of any indemnification payment with respect thereto.  For purposes hereof, “Tax Savings” means, with respect to any event for which an indemnification payment is made under Section 8.05, an amount by which the net Tax liability of the Tax Indemnified Party (or a group filing a Tax Return that includes such Tax Indemnified Party) is actually reduced in, or prior to, the year the Indemnified Tax Loss is incurred as a result of the Indemnified Tax Loss or the amount of Tax refund that is generated as a result of such Indemnified Tax Loss in, or prior to, the year the Indemnified Tax Loss is incurred, and any related interest received from the applicable Taxing Authority in, or prior to, the year the Indemnified Tax Loss is incurred.  If the Tax Indemnified Party receives any net Tax Savings subsequent to an indemnification payment by the Tax Indemnifying Party, then such Tax Indemnified Party shall pay to the Tax Indemnifying Party the amount of such net Tax Savings up the amount received by the Tax Indemnified Party, net of any expenses incurred by such Tax Indemnified Party in collecting such amount.

(d) For purposes of this Article 8, in the case of any Taxes (other than Transfer Taxes) that are payable for a Straddle Tax Period, the portion of such Tax related to the portion of such Tax period ending on and including the Closing Date shall (x) in the case of any Taxes other than gross receipts, sales or use Taxes and Taxes based upon or related to income, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period, and

(y) in the case of any Tax based upon or related to income and any gross receipts, sales or use Tax, shall equal the portion of such Tax that would have been payable if the relevant Tax period ended on and included the Closing Date.  All determinations necessary to give effect to the allocation set forth in the foregoing clause (y) shall be made in a manner consistent with prior practice of the Company and the other Transferred Entities.

(e)   (i) Each party agrees to give prompt notice to the other party of any Indemnified Tax Loss or the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought under this Section 8.05 (specifying with reasonable particularity the basis therefor) and will give the potential Tax Indemnifying Party such information with respect thereto as the potential Tax Indemnifying Party may reasonably request; provided that the failure to give such notice as provided in this Section 8.05(e) shall not relieve the potential Tax Indemnifying Party of its obligations under Section 8.05, except to the extent such failure shall have actually and materially prejudiced the Tax Indemnifying Party.  The Tax Indemnifying Party may discharge, at any time, any indemnification obligation under Section 8.05 by paying to the Tax Indemnified Party the amount payable pursuant to this Section 8.05, calculated on the date of such payment.

(ii) Other than with respect to a suit, action or proceeding (including Tax audits) (a “Tax Claim”) in respect of Income Taxes relating to a Straddle Tax Period, the Tax Indemnifying Party may, at its own expense, (a) participate in any Tax Claim and (b) with respect to any Tax Claim that relates solely to Buyer Indemnified Taxes where Buyer is the Tax Indemnifying Party or solely to Seller Indemnified Taxes where Seller is the Tax Indemnifying Party, assume the defense of any such Tax Claim; provided that where the Tax Indemnifying Party assumes the defense of a Tax Claim pursuant to (b) of this paragraph, (i) the Tax Indemnifying Party’s counsel is reasonably satisfactory to the Tax Indemnified Party, (ii) the Tax Indemnifying Party shall thereafter keep Tax Indemnified Party reasonably informed and consult in good faith with the Tax Indemnified Party upon the Tax Indemnified Party reasonable request for such consultation from time to time with respect to such suit, action or proceeding (including any Tax audit) and (iii) the Tax Indemnifying Party shall not, without the Tax Indemnified Party’s consent, which consent shall not be unreasonably withheld or delayed, agree to any settlement with respect to any Tax if such settlement could adversely affect the Tax liability of the Tax Indemnified Party or any of its Affiliates.  Where the Tax Indemnifying Party assumes the defense pursuant to (b) of this paragraph, the Tax Indemnified Party shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense (which, for the avoidance of doubt, will not be an Indemnified Tax Loss), separate from the counsel employed by the Tax Indemnifying Party.  The Tax Indemnified Party shall not settle any suit, action or proceeding in respect of which indemnity may be sought, or make payment on account of any Indemnified Tax Loss, hereunder without the consent of the Tax Indemnifying Party, which consent shall not be unreasonably withheld or delayed.  Whether or not the Tax Indemnifying Party chooses to defend or prosecute any claim, all of the parties hereto shall cooperate in the defense or prosecution thereof.

(iii) With respect to a Tax Claim in respect of Income Taxes relating to a Straddle Tax Period, (A) Buyer and Seller shall, in good faith, jointly control the defense of such Tax Claim with respect to any item that relates to both a Pre-Closing Tax Period and a Post-Closing Tax Period, and neither Seller nor Buyer shall agree to any settlement without consent of the other party, which consent shall not be unreasonably withheld or delayed, and (B) control over any claims with respect to any item that relates solely to a Pre-Closing Tax Period shall be governed by the provisions of Section 8.05(e)(ii).

(f) Any claim of any Buyer Tax Indemnified Party under this Section 8.05 may be made and enforced by Buyer on behalf of such Buyer Tax Indemnified Party and any claim of any Seller Tax Indemnified Party may be enforced by Seller on behalf of such Seller Tax Indemnified Party.

Section 8.06.  Certain Disputes.  Disputes that arise under this Article 8 and are not resolved by mutual agreement within 30 days shall be resolved by a nationally recognized expert in the relevant area with no material relationship with Buyer, Seller or their Affiliates (the “Referee”), chosen and mutually acceptable to both Buyer and Seller within five days of the date on which the need to choose the Referee arises.  The Referee shall resolve any disputed items within 30 days of having the item referred to it pursuant to such procedures as it may require.  The costs, fees and expenses of the Referee shall be borne equally by Buyer and Seller.

Section 8.07.  Purchase Price Adjustment.  Any amount paid by Seller or Buyer under Article 8 or Article 11 will be treated as an adjustment to the Aggregate Purchase Price, unless otherwise required by Applicable Law.

Section 8.08.  Survival.  Notwithstanding anything in this Agreement to the contrary, the covenants and agreements contained in Article 8 shall survive for the full period of all statutes of limitations (giving effect to any waiver, mitigation or extension thereof).

ARTICLE 9
Employee Benefits

Section 9.01.  Employees.  (a) Buyer shall (or shall cause its Affiliates to) make a Qualifying Offer to each Company Employee, who is not employed by any of the Transferred Entities, listed in Section 9.01(a) of the Seller Disclosure Schedule (each, an “Offered Employee”) who is employed as of immediately prior to the Closing, with such offers effective as of the Closing.  Not more than 20 and not less than 10 days prior to the Closing Date, Seller shall provide Buyer with a true and correct copy of an updated version of Section 9.01(a) of the Seller Disclosure Schedule, which shall reflect any terminations of employment, new employee hires and other relevant employee information (which schedule, for the avoidance of doubt, shall contain for each new employee, all of the information required to be included with respect to employees listed on Section 3.20(a) of the Seller Disclosure Schedule).  Offered Employees who are employed include any Offered Employee who is, immediately prior to the Closing, absent from work on account of use of paid time-off, disability, medical leave or other leave of absence, or for whom an obligation to recall or otherwise return to employment exists under Applicable Law.  For purposes hereof, “Qualifying Offer” shall mean an offer of employment providing for employment on terms consistent with those described in Section 9.02(a).

(b) Notwithstanding anything to the contrary, to the extent that it can be accommodated in accordance with Applicable Law, an Offered Employee who is not an active employee as of the Closing Date by virtue of receiving disability benefits, being on a medical leave or other leave of absence (each such individual, a “Delayed Transfer Employee”) shall remain an employee of Seller or its Affiliates (other than a Transferred Entity) following the Closing and shall not receive a Qualifying Offer prior to the Closing Date.  A Delayed Transfer Employee shall not be deemed a Continuing Employee (as defined below) until and unless such employee presents himself or herself to Buyer for active employment following the employee’s return to active employment, which in all events must be prior to the six month anniversary of the Closing Date.  Promptly following such Delayed Transfer Employee’s return to active employment prior to the six-month anniversary of the Closing Date, Buyer (or its Affiliates) shall make a Qualifying Offer to such Delayed Transfer Employee and, if such Qualifying Offer is accepted, such Delayed Transfer Employee shall be considered a Continuing Employee as of such date.

(c) As of the Closing Date, or if applicable, the date an Offered Employee returns to active service and commences employment with the Buyer or the Transferred Entities, subject to compliance with Applicable Law, Seller or its Subsidiaries shall deliver to the Buyer copies of any personnel and employment related records with respect to any Offered Employee or Delayed Transfer Employee that Seller has in its possession.

(d) For purposes of clarity, nothing in Sections 9.01(a) and 9.01(b) shall affect all employees of the Transferred Entities continuing to remain employees of the Transferred Entities following the Closing Date with no required action by Buyer.

Section 9.02.  Other Employee Matters. (a) For a period of one year following the Closing Date (or, if shorter, during the period of employment), Buyer shall provide, or shall cause to be provided, to (i) each employee of the Transferred Entities who is employed on the Closing Date and (ii) each Offered Employee who accepts a Qualifying Offer and becomes employed by Buyer or its Affiliates on the Closing Date (each employee described in clauses (i) and (ii), a “Continuing Employee”): (x) base salary, commissions and annual cash bonus opportunities no less favorable than the base salary, commissions and annual cash bonus opportunities provided to the Continuing Employee during the 12-months prior to the Closing Date and (y) employee benefits (excluding equity or equity-based compensation, deferred compensation, retiree welfare benefits or participation in a defined benefit pension plan) that are substantially comparable in the aggregate to those provided to the Continuing Employee immediately prior to the Closing Date.  In addition, if within one year following the Closing Date, any Continuing Employee incurs a qualifying termination of employment in accordance with the terms and conditions of the severance arrangement listed on Section 9.02(a) of the Seller Disclosure Schedule (other than a Continuing Employee who is party to an agreement with a Transferred Entity providing for severance benefits, whose rights shall be governed by the terms of such agreements), Buyer shall provide, or shall cause to be provided, severance payments and benefits to such Continuing Employee in accordance with the terms and conditions of such severance arrangement (taking into account such Continuing Employee’s service as required pursuant to Section 9.02(b) below).

(b) For purposes of vesting, eligibility to participate and calculation or accrual of benefits in each employee benefit plan providing benefits (other than benefits under a defined benefit pension plan) after the Closing Date (the “New Plans”), each Continuing Employee shall receive full credit for his or her service with the Transferred Entities or any of their Affiliates (or predecessor employers to the extent the Seller or Company provides such past service credit) to the same extent that such service was recognized prior to the Closing Date, except as would result in the duplication of benefits or the funding thereof.

(c) Buyer shall, or shall cause its Subsidiaries to, (i) cause to be waived all limitations as to preexisting conditions and exclusions with respect to participation and coverage requirements applicable to Continuing Employees to the extent such conditions and exclusions were satisfied or did not apply to such Continuing Employees under the welfare plans of the Company or its Subsidiaries prior to the Closing and (ii) provide each Continuing Employee with credit for any co-payments and deductibles paid and for out-of-pocket maximums incurred prior to the Closing Date for the plan year in which the Closing Date occurs in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan.

(d) As soon as practicable following the Closing Date, Buyer shall cover (or cause to be covered) each Continuing Employee who is located in the

United States (a “U.S. Employee”) under one or more defined contribution plans and trusts intended to qualify under Section 401(a) of the Code (the “Buyer DC Plan”).  As soon as practicable following the Closing Date, Seller shall cause the trustee of the applicable defined contribution plan and trust intended to qualify under Section 401(a) of the Code (the “Seller DC Plan”) to transfer to the trustee of the Buyer DC Plan, the amounts representing the account balances of the U.S. Employees (including the appropriate net investment return thereon and any participant loans made to any U.S. Employee), said amounts to be established as account balances or accrued benefits of the U.S. Employees under the Buyer DC Plan.  The assets to be transferred pursuant to this Section 9.02(d) shall be in cash or in kind (including participant loans) and such transfer shall be conducted in accordance with Section 414(l) of the Code, Treasury Regulation Section 1.414(l)-1, and Section 208 of ERISA.  Seller and Buyer shall cooperate with each other (and cause the trustees of the Seller DC Plan and the Buyer DC Plan to cooperate with each other) to effectuate the transfer of assets to the Buyer 401(k) Plan in an efficient and effective manner and in the best interests of participants and beneficiaries, including determining whether and to what extent any investments held under the Seller DC Plan (other than participant loans) shall be liquidated prior to the transfer date to enable the value of such investments to be transferred to the Buyer DC Plan in cash or cash equivalents.

(e) Buyer shall honor (or cause to be honored) all paid time-off or vacation, sick days, “floating holidays” and “tenure recognition days” accrued but unused by each Continuing Employee as of the Closing Date.

(f) Prior to making any written communications to the Company Employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, Seller shall provide Buyer with a copy of the intended communication, Buyer shall have a reasonable period of time to review and comment on the communication, and Seller agrees to take into consideration Buyer’s reasonable comments.  Seller and its Subsidiaries shall comply with all obligations under any Applicable Laws to notify and/or consult with any employees or other service providers or any of their employee representatives, unions, works councils or other representative bodies, if any, after consultation with Buyer, and shall provide to Buyer such information and access to such employees, service providers or representatives as may be required for Buyer to comply with any notification and/or consultation obligations, in each case in connection with the transactions contemplated by this Agreement.

(g) Buyer and Seller agree to fully cooperate in good faith to determine the appropriate (i) treatment of the health care and dependent care flexible account balances of each Continuing Employee following the Closing Date and (ii) allocation of assets and liabilities with respect to the spinoff of the Manila pension plan set forth in Section 3.21(a) of the Disclosure Schedule, using generally acceptable and reasonable assumptions.

(h) Except as otherwise expressly provided in this Section 9.02, or with respect to any liabilities reflected as a current liability of a Transferred Entity in Closing Working Capital on the Closing Statement (which shall be liabilities of the Transferred Entities following the Closing), Seller or its applicable Subsidiaries (other than the Transferred Entities) shall retain responsibility for (i) any liability to, in respect of, arising out of or in connection with, any Employee Plan maintained or sponsored by the Seller and its Subsidiaries (other than the Transferred Entities), (ii) any liability to, in respect of, arising out of or in connection with, the employment or service of any Offered Employee prior to the Closing Date, or if applicable, the date an Offered Employee returns to active service and commences employment with the Buyer or the Transferred Entities, and (iii) any and all liabilities under any employment, severance, change in control, retention or other similar agreements between a Company Employee on the one hand and Seller or one of its Subsidiaries (other than the Transferred Entities) on the other (“Seller Employment Liabilities”).  Seller shall indemnify and hold harmless Buyer, the Transferred Entities and their Subsidiaries for and with respect to any such Seller Employment Liabilities.

(i) Nothing in this Article 9, express or implied, shall (i) be treated as an amendment of, or undertaking to amend, any benefit plan, program, arrangement or policy (ii) prohibit Buyer or any of its Subsidiaries, including the Company, from amending any employee benefit plan, (iii) obligate Buyer, the Company or any of their respective Affiliates to retain the employment of or to prevent the termination of employment of any particular employee (including any Continuing Employee) or (iv) confer any rights or benefits on any person other than the parties to this Agreement.

ARTICLE 10
Conditions to Closing

Section 10.01.  Conditions to Obligations of Buyer and Seller.  The obligations of Buyer, Seller and Shareholder to consummate the Closing are subject to the satisfaction or, where legally permitted, waiver by each party, of each of the following conditions:

(a) any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated; and

(b) no provision of any Applicable Law shall prohibit the consummation of the Closing.

Section 10.02.  Conditions to Obligation of Buyer.  The obligation of Buyer to consummate the Closing is subject to the satisfaction or, in the sole discretion of Buyer, waiver of each of the following further conditions:

(a) Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date;

(b) Each of (i) the Fundamental Warranties of Seller (other than Section 3.01(b)) shall be true and correct in all respects (except to the extent de minimis in the aggregate) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date) , (ii) the representations and warranties of Seller contained in Section 3.01(b) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date) and (iii) the other representations and warranties of Seller contained in Article 3 shall be true and correct as of the Closing Date as though made on and as of the Closing Date, except, in the case of this clause (iii), (A) that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date and (B) where the failure of such representations and warranties in the aggregate to be so true and correct has not had, and would not reasonably be expected to result in, a Material Adverse Effect (disregarding for purposes of this clause (B) any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect);

(c) Buyer shall have received a certificate signed by an executive officer of Seller to the foregoing effect of Sections 10.02(a) and 10.02(b);

(d) Buyer shall have received each of the deliverables, documents and instruments set forth in Section 2.02(b); and

(e) During the period from the date hereof to the Closing Date, there shall not have occurred and be continuing any Material Adverse Effect.

Section 10.03.  Conditions to Obligation of Seller and Shareholder.  The obligations of Seller and Shareholder to consummate the Closing is subject to the satisfaction or, in the sole discretion of Seller, waiver of each of the following further conditions:

(a) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date;

(b) Each of (i) the Fundamental Warranties of Buyer shall be true and correct in all respects (except to the extent de minimis in the aggregate) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date) and (ii) the other representations and warranties of Buyer contained in Article 4 shall be true and correct as of the Closing Date as though made on and as of the Closing Date, except, in the case of this clause (ii) (A) that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date and (B) where the failure of such representations and warranties in the aggregate to be so true and correct has not had, and would not reasonably be expected to result in, a material adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement (disregarding for purposes of this clause (ii) any qualification in the text of the relevant representation or warranty as to materiality or material adverse effect);

(c) Seller shall have received a certificate signed by an executive officer of Buyer to the foregoing effect of Sections 10.03(a) and 10.03(b); and

(d) Seller shall have received each of the deliverables, documents and instruments set forth in Section 2.02(a).

Section 10.04.  Frustration of Closing Conditions.  None of Buyer, Seller or Shareholder may rely on the failure of any condition set forth in this Article 10 to be satisfied if such failure was caused by such party’s breach of, or failure to comply with, any provision of this Agreement.

ARTICLE 11
Survival; Indemnification

Section 11.01.  Survival.  The representations and warranties of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing until the twelve-month anniversary of the Closing Date; provided that the representations and warranties contained in Sections 3.01, 3.02, 3.05, 3.06, 3.19, 4.01, 4.02, 4.10 and 4.11 (collectively, “Fundamental Warranties”) shall survive indefinitely or until the latest date permitted by law; provided, further, that the representations and warranties contained in Section 3.23 shall survive until the three year anniversary of the Closing Date.  The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the Closing indefinitely or for the shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by law.  Notwithstanding the preceding sentences, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given pursuant to Section 11.03 or Section 11.04, as applicable, to the party against whom such indemnity may be sought prior to such time).

Section 11.02.  Indemnification.  (a) Effective at and after the Closing, Seller hereby indemnifies Buyer and its Affiliates (which for the avoidance of doubt, shall include the Company and the other Transferred Entities following the Closing) and their respective direct or indirect former, current or future directors, officers, equityholders, managers, partners, members, attorneys, accountants, agents, representatives and employees, and the respective heirs, successors and permitted assigns of the foregoing, each in their capacities as such (collectively, the “Buyer Indemnified Parties”), against, defends and agrees to hold each of them harmless from any and all damage, loss, charge, liability, claim, demand, judgment, settlement, award, interest, penalty, fee, cost and expense (including reasonable expenses of investigation and defense, costs of mitigation under Section 11.05(c), and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding whether involving a third party claim or a claim solely between the parties hereto) (“Damages”) actually suffered by any Buyer Indemnified Party to the extent arising out of:

(i) any misrepresentation or breach of warranty set forth in this Agreement (each such misrepresentation and breach of warranty a “Warranty Breach”);

(ii) any breach of covenant or agreement made or to be performed by Seller or Shareholder pursuant to this Agreement other than the covenants and agreements set forth in Article 8; or

(iii) Christopher Brett Lawless and Illinois National Insurance Company v. TA Associates, L.P., Investment Research Holdings, Inc., et al., UNN-L-3265-13, Superior Court of New Jersey (the “Lawless Litigation”) or any other litigation, investigation, arbitration, proceeding or other claim arising from the facts, events or circumstances giving rise to the claims arising under the Lawless Litigation.

provided that, Damages shall not include any amount that constitutes a Seller Indemnified Tax Loss as described in Section 8.05(a) (or any amount which would constitute a Seller Indemnified Tax Loss were it not for the application of a Seller Indemnified Tax Loss Limitation as described in Section 8.05(a)) or any Taxes of a Buyer Indemnified Party for a Post-Closing Tax Period other than Taxes resulting from a misrepresentation or breach of a Post-Closing Tax Representation; provided further, that with respect to indemnification by Seller for Warranty Breaches pursuant to Section 11.02(a)(i), in each case that does not relate to a Fundamental Warranty, (A) Seller shall not be liable in respect of any such Warranty Breach or series of Warranty Breaches unless the Damages with respect thereto exceed $75,000 (the “De Minimis Amount”), (B) Seller shall not be liable in respect of any such Warranty Breach or series of Warranty Breaches until the aggregate amount of all Damages above the De Minimis Amount exceed $7,280,000 (the “Deductible”), and then only to the extent of such excess, and (C) Seller’s maximum liability for all such Warranty Breaches shall not exceed $36,400,000 (the “Cap”); provided, further, that, with respect to indemnification by Seller for Warranty Breaches pursuant to Section 11.02(a)(i) (including relating to a Fundamental Warranty), Seller’s maximum liability for all Warranty Breaches shall not exceed $364,000,000 (the “Aggregate Cap”).

(b) Effective at and after the Closing, Buyer and the Transferred Entities (collectively, the “Buyer Indemnifying Parties”) hereby jointly and severally indemnify Seller and its Affiliates, and their respective direct or indirect former, current or future directors, officers, equityholders, managers, partners, members, attorneys, accountants, agents, representatives and employees, and the respective heirs, successors and permitted assigns of the foregoing, each in their capacities as such (collectively, the “Seller Indemnified Parties”) against and agrees to hold each of them harmless from any and all Damages actually suffered by any Seller Indemnified Party arising out of:

(i) any Warranty Breach; or

(ii) any breach of covenant or agreement made or to be performed by Buyer pursuant to this Agreement other than the covenants and agreements set forth in Article 8;

provided that, Damages shall not include any amount that constitutes a Buyer Indemnified Tax Loss as described in Section 8.05(b); and provided further, that with respect to indemnification by the Buyer Indemnifying Parties for Warranty Breaches pursuant to Section 11.02(b)(i), (A) the Buyer Indemnifying Parties shall not be liable in respect of any such Warranty Breach or series of Warranty Breaches, in each case that does not relate to a Fundamental Warranty, unless the Damages with respect thereto exceed the De Minimis Amount, (B) the Buyer Indemnifying Parties shall not be liable in respect of any such Warranty Breach or series of Warranty Breaches, in each case that does not relate to a Fundamental Warranty, until the aggregate amount of all Damages above the De Minimis Amount exceed the Deductible, and then only to the extent of such excess, and (C) the maximum liability of the Buyer Indemnifying Parties for all such Warranty Breaches shall not exceed the Cap; provided, further, that, with respect to indemnification by the Buyer Indemnifying Parties for Warranty Breaches pursuant to Section 11.02(b)(i) (including relating to a Fundamental Warranty), the maximum liability of the Buyer Indemnifying Parties for all Warranty Breaches shall not exceed the Aggregate Cap.

Section 11.03.  Third Party Claim Procedures.  (a) Each Person seeking indemnification under this Article 11 (the “Indemnified Party”) shall give prompt notice to the Person from whom indemnification is sought (the “Indemnifying Party”) or the assertion of any claim or the commencement of any suit, action or proceeding by any third party (“Third Party Claim”);

provided that the failure of the Indemnified Party to give notice as provided in this Section 11.03(a) shall not relieve any Indemnifying Party of its obligations under Section 11.02, except to the extent that such failure actually adversely prejudices the rights of any such Indemnifying Party.  Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party).  Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, as promptly as reasonably practicable following the Indemnified Party’s receipt thereof, copies of all written notices and documents (including any court papers) received by the Indemnified Party relating to the Third Party Claim and the Indemnified Party shall provide the Indemnifying Party with such other information with respect to any such Third Party Claim reasonably requested by the Indemnifying Party.  The Indemnifying Party shall have the right, at its sole option and expense, to be represented by counsel of its choice and, subject to the limitations set forth in this Section 11.03, to defend against, negotiate, settle (subject to Section 11.03(b)) or otherwise deal with such Third Party Claim, but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense; provided that, the Indemnifying Party shall not be entitled to assume control of such defense and shall pay the fees and expenses of counsel retained by the Indemnified Party if (x) the claim for indemnification relates to or arises in connection any criminal proceeding, action, indictment or investigation; (y) the claim seeks any form of remedy other than monetary damages, and there is a reasonable possibility (more than remote, but less than likely) that such non-monetary remedy may be granted and, if granted, would reasonably be expected to be material; or (z) the claim is reasonably likely to result in a Material Adverse Effect after giving effect to the Indemnifying Party’s indemnification obligations under this Article 11 in respect thereof.  In the event that the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall be deemed to be entitled to indemnification under this Article 11 in respect of such Third Party Claim, unless material facts or circumstances not known to or reasonably foreseeable by the Indemnifying Party at the time of its assumption of the defense thereof subsequently emerge and result in the Indemnified Party not being entitled to such indemnification in accordance with the terms hereof.  If the Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim, then the Indemnified Party may defend against, negotiate, settle (subject to Section 11.03(b)) or otherwise deal with such Third Party Claim.  If the Indemnifying Party shall assume the defense of any Third Party Claim, then the Indemnified Party may participate, at his or its own expense, in the defense of such Third Party Claim subject to the Indemnifying Party’s right to control the defense thereof (provided, that the Indemnified Party may jointly control such defense in the event that the reasonably anticipated damages materially exceed the Cap); provided that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) requested by the Indemnifying Party to participate or (ii) in the reasonable opinion of counsel to the Indemnifying Party, a material conflict exists between the

Indemnified Party and the Indemnifying Party that would make such separate representation advisable; provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel for all Indemnified Parties in connection with any Third Party Claim.

(b) Notwithstanding anything in this Section 11.03 to the contrary, neither the Indemnifying Party nor the Indemnified Party shall, without the written consent (not to be unreasonably withheld, conditioned or delayed) of the other party, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment.  Notwithstanding the foregoing, consent of the Indemnified Party shall not be required for any such settlement if (i) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party (provided that, notwithstanding anything herein to the contrary, if the Indemnified Party withholds, conditions or delays its consent to any settlement in which the sole relief provided is monetary damages that are paid in full by the Indemnifying Party except to the extent of the Deductible, and the applicable Third Party Claim is subsequently settled or compromised, or a judgment is entered with respect thereto, for an amount that is greater than the amount of the initially proposed settlement with respect to which the Indemnified Party withheld, conditioned or delayed its consent, then the Indemnifying Party shall have no obligation to indemnify the Indemnified Party with respect to the difference between the amount of such final settlement, compromise or judgment and the amount of such initially proposed settlement), (ii) such settlement does not permit any order, injunction or other equitable relief to be entered, directly or indirectly, against the Indemnified Party or any of its Affiliates and (iii) such settlement includes an unconditional release of such Indemnified Party and its officers, directors, employees and Affiliates from all liability on claims that are the subject matter of such Third Party Claim and does not include any statement as to or any admission of fault, culpability or failure to act by or on behalf of any Indemnified Party or its officers, directors, employees or Affiliates.  If the Indemnifying Party makes any payment on any Third Party Claim, then the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such Third Party Claim.

(c) After any decision, judgment or award shall have been rendered by a Governmental Authority of competent jurisdiction, or a settlement shall have been consummated (in accordance with this Article 11), or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to a Third Party Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter (“Claim Notice”).  Within five Business Days of receipt of the Claim Notice, the Indemnifying Party shall pay such amount as set forth on the Claim Notice to the Indemnified Party  by wire transfer of immediately available funds to the bank account or accounts designated by the Indemnified Party in the Claim Notice.

(d) Each party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony relating to such Third Party Claim, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith without expense (other than reimbursements for actual out-of-pocket expenses) to the defending party.

(e) Notwithstanding anything herein to the contrary, in the event of a Third Party Claim for Taxes of a Buyer Indemnified Party attributable to a misrepresentation or breach of a Post-Closing Tax Representation, the procedures set forth in Section 8.05 shall govern in lieu of the procedures set forth in this Section 11.03.

Section 11.04.  Direct Claim Procedures.  In the event an Indemnified Party has a claim for indemnity under Section 11.02 against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give notice in writing, as promptly as practicable, of such claim to the Indemnifying Party.  Such notice shall set forth in reasonable detail such claim and the basis for indemnification and the amount of such Damages incurred or that such Indemnified Party reasonably estimates in good faith is likely to be incurred in connection with such claim (taking into account the information then available to the Indemnified Party).  The failure to notify the Indemnifying Party as promptly as practicable shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure shall have actually and materially prejudiced the Indemnifying Party.

Section 11.05.  Calculation of Damages.  (a) The amount of any Damages payable under Section 11.02 by the Indemnifying Party shall be net of any (i) amounts actually recovered by the Indemnified Party under applicable insurance policies or from any other Person alleged to be responsible therefor, and (ii) Tax Benefit actually received by the Indemnified Party arising from the incurrence or payment of any such Damages.  For purposes hereof, “Tax Benefit” means, with respect to any Damages subject to any indemnity under Article 11, an amount by which the net Tax liability of the Indemnified Party (or a group filing a Tax Return that includes such Indemnified Party) is actually reduced in, or prior to, the year the Damages were incurred solely as a result of Damages or the amount of Tax refund that is generated solely as a result of such Damages, and any related interest received from the applicable Taxing Authority.  If the Indemnified Party (A) receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any such indemnification payment up to the amount received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in collecting such amount and any increase in the applicable premium of any such insurance policy or (B) receives any net Tax Benefit subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly pay to the Indemnifying Party the amount of such net Tax Benefit up to the amount received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in collecting such amount.

(b) The Indemnifying Party shall not be liable under Section 11.02 for any (i) Damages relating to any matter to the extent that where Seller is the Indemnifying Party, the Indemnified Party had otherwise been compensated for such matter pursuant to the calculation of Closing Working Capital, Closing Cash or Closing Indebtedness or the Aggregate Purchase Price adjustment under Section 2.05, (ii) consequential, punitive or exemplary Damages (in each case except those payable to a third party), or (iii) Damages that would not exist if not for, or to the extent aggravated by, any act or wrongful omission of the Indemnified Party.

(c) Each Indemnified Party must take commercially reasonable steps (but without any obligation to make any payment or incur any monetary or other obligation) to mitigate in accordance with Applicable Law any loss for which such Indemnified Party seeks indemnification under this Agreement.

(d) Each Indemnified Party shall use reasonable efforts to collect any amounts available under insurance coverage for any Damages payable under Section 11.02.

(e) Notwithstanding anything to the contrary contained herein, in all cases in determining whether there has been a breach of a representation or warranty by a party for purposes of this Article 11 and Section 8.05, or in determining any amount of Damages with respect to such breach, such representation or warranty shall be read without regard to any materiality qualifier (including any reference to Material Adverse Effect) contained therein, except as set forth in Section 3.08(a)(ii) and for any such qualifier to the extent it qualifies an affirmative requirement to list specified items on a section of the Seller Disclosure Schedule, or to deliver, furnish, provide or otherwise make available to Buyer copies of material items.

(f) If any Buyer Indemnified Party receives any payment from Seller in respect of any Damages pursuant to Section 11.02(a)(iii) and the Buyer Indemnified Party could have recovered all or a part of such Damages from a third party (a “Potential Contributor”) based on the underlying claim asserted against Seller, the Buyer Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit Seller to recover from the Potential Contributor the amount of such payment.

Section 11.06.  Exclusivity.  Except as specifically set forth in this Agreement, Buyer, on the one hand, and Seller and Shareholder, on the other hand, each waive any rights and claims such party or parties may have against the other, whether in law or in equity, relating to the Company, the other Transferred

Entities, or the Shares, this Agreement or the transactions contemplated hereby.  The rights and claims waived by Buyer, Seller and Shareholder include claims for contribution or other rights of recovery arising out of or relating to any Environmental Law (whether now or hereinafter in effect), claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty.  After the Closing, Sections 2.05, 8.05 and Article 11 and the expense and cost reimbursement and indemnification provisions, as the case may be, of Sections 5.03, 7.05(d) and 7.06 will provide the exclusive remedy for any misrepresentation, breach of warranty, covenant or other agreement or other claim arising out of this Agreement or the transactions contemplated hereby (other than fraud or intentional misrepresentation).  For the avoidance of doubt, nothing in this Section 11.06 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled to pursuant to Section 13.12 or to seek any remedy on account of fraud or intentional misrepresentation by any Person.

ARTICLE 12
Termination

Section 12.01.  Grounds for Termination.  This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Seller and Buyer;

(b) by either Seller or Buyer, if the Closing shall not have been consummated on or before July 15, 2014 (the “End Date”), provided that the right to terminate this Agreement pursuant to this Section 12.01(b) shall not be available to any party whose breach of any provision of this Agreement has caused or resulted in the failure of the Closing to be consummated by such time;

(c) by either Seller or Buyer, if there shall be any Applicable Law that (A) makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or (B) permanently enjoins Buyer, Seller or Shareholder from consummating the transactions contemplated hereby and such injunction shall have become final and nonappealable, provided that the right to terminate this Agreement pursuant to this Section 12.01(c) shall not be available to any party whose breach of any provision of this Agreement has caused or resulted in such Applicable Law being enacted or becoming applicable to the transactions contemplated hereby (including due to a failure to use reasonable best efforts in connection with the actions specified in Section 7.01 to the extent required thereunder);

(d) by Buyer if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Seller set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 10.02(a) or 10.02(b) not to be satisfied, and such conditions are incapable of being satisfied by the End Date or, if curable, is not cured within 30 days of receipt by Seller of written notice of such breach or failure, provided that Buyer is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 10.01 or 10.03 not to be satisfied;

(e) by Seller if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 10.03(a) or 10.03(b) not to be satisfied, and such conditions are incapable of being satisfied by the End Date or, if curable, is not cured within 30 days of receipt by Buyer of written notice of such breach or failure, provided that Seller is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 10.01 or 10.02 not to be satisfied;

(f) by Seller if (i) all of the conditions in Sections 10.01 and 10.02 have been satisfied or irrevocably waived by the party entitled to waive such condition (other than those conditions that by their terms are to be satisfied at the Closing, each of which shall be capable of being satisfied at the Closing) or the failure of which to be satisfied is attributable primarily to a breach by Buyer (or any of its Affiliates) of this Agreement, (ii) Seller has given written notice to Buyer that it is ready, willing and able to consummate the Closing, (iii) Buyer shall not have received the proceeds of the Debt Financing in an amount sufficient to consummate the transactions contemplated hereby and the failure to receive such proceeds is not attributable to a Willful Breach by Buyer, and (iv) Buyer fails to consummate the transactions contemplated by this Agreement within three Business Days following the date on which the Closing should have occurred pursuant to Section 2.02 hereof; or

(g) by Seller if (i) all of the conditions in Sections 10.01 and 10.02 have been satisfied or irrevocably waived by the party entitled to waive such condition (other than those conditions that by their terms are to be satisfied at the Closing, each of which shall be capable of being satisfied at the Closing) or the failure of which to be satisfied is attributable primarily to a breach by Buyer (or any of its Affiliates) of this Agreement, (ii) Seller has given written notice to Buyer that it is ready, willing and able to consummate the Closing, (iii) (x) Buyer shall not have received the proceeds of the Debt Financing in an amount sufficient to consummate the transactions contemplated hereby and the failure to receive such proceeds is attributable to a Willful Breach by Buyer, (y) the Debt Financing has been funded or (z) all conditions to the funding of the Debt Financing have been satisfied (other than the funding of the Equity Financing) and the Debt Financing will be funded at the Closing if the Equity Financing is funded at such time, and (iv) Buyer fails to consummate the transactions contemplated by this Agreement within three Business Days following the date on which the Closing should have occurred pursuant to Section 2.02 hereof.

The party desiring to terminate this Agreement pursuant to this Section 12.01 (other than in the case of a termination pursuant to Section 12.01(a)) shall give notice of such termination to the other party.  For purposes of this Agreement, “Willful Breach” means a willful and material breach of any representation, warranty, covenant or agreement contained in this Agreement.

Section 12.02.  Effect of Termination.  If this Agreement is terminated as permitted by Section 12.01, subject to the provisions of Section 12.03, such termination shall be without liability of any party (or any stockholder or other Representative of such party) to any other party hereto and the provisions of this Agreement shall immediately be of no further force or effect; provided that the Guarantee (to the extent set forth therein), the Confidentiality Agreement, the provisions of this Section 12.02, the expense and cost reimbursement and indemnification provisions of Section 7.05(d) and the provisions of Sections 6.01, 7.03, 12.03 and Article 13 shall survive any such termination; provided, further, that the termination of this Agreement shall not relieve any party hereto from any liability for (i) fraud or intentional misrepresentation and (ii) subject to Sections 12.03(a) and 12.03(b), any Willful Breach of any covenant contained in this Agreement.

Section 12.03.  Termination Fee and Related Matters. (a) If this Agreement is terminated by Seller pursuant to Section 12.01(e), Section 12.01(f) or Section 12.01(g), Buyer shall pay or cause to be paid to the Company the Buyer Termination Fee within two Business Days after such termination by wire transfer of immediately available funds to a bank account designated by the Company, it being understood that in no event shall Buyer be required to pay the Buyer Termination Fee on more than one occasion.  For purposes of this Agreement, “Buyer Termination Fee” means (i) $36,400,000, in circumstances where a Buyer Termination Fee is payable pursuant to (x) Section 12.01(g) or (y) Section 12.01(e), and (ii) $25,480,000 in circumstances where a Buyer Termination Fee is payable pursuant to Section 12.01(f).

(b) In the event that this Agreement is terminated and the Buyer Termination Fee is payable under Section 12.03(a), Seller’s receipt of the Buyer Termination Fee pursuant to Section 12.03(a) (including any interest thereon) shall be (i) deemed to be liquidated damages for any and all losses or damages suffered or incurred by Seller, its Affiliates and each of their respective former, current and future Representatives, stockholders, Affiliates and assignees and each former, current or future Representatives, stockholder, Affiliate or assignee of any of the foregoing in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for the termination giving rise to the payment of such Buyer Termination Fee, and (ii) the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Seller against Buyer, Guarantor, the Debt Financing sources under the Debt Commitment Letters and their respective former, current and future Affiliates, officers, directors, managers, employees, equityholders, managers, members, partners, agents, representatives or assigns (collectively, but excluding Buyer, the “Buyer Related Parties”) for any loss or Damage suffered as a result of the failure of the Closing to be consummated or for a breach or failure to perform hereunder, and neither Buyer nor any Buyer Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby; provided, however, that in the event that this Agreement is terminated and the Buyer Termination Fee is payable under Section 12.03(a), this Section 12.03(b) shall not limit the ability of the Company to recover reimbursement for costs and expenses and indemnification under Section 7.05(d).  For the avoidance of doubt, the amount of the Buyer Termination Fee is intended to serve as a cap on the maximum aggregate liability of Buyer and the Buyer Related Parties under this Agreement in the event Buyer fails to effect the Closing in accordance with Section 2.02 of this Agreement or otherwise breaches this Agreement or fails to perform hereunder; provided, further, that the Buyer Termination Fee shall not serve as a cap on any costs and expenses and indemnification owed under Section 7.05(d), nor shall any such reimbursement or indemnification amounts reduce the amount of the Buyer Termination Fee.  Nothing in this Section 12.03(b) shall restrict (x) the availability to Seller of any remedies in connection with fraud, for which all applicable legal and equitable remedies shall be available to Seller and (y) Seller’s entitlement to seek and obtain specific performance as and to the extent permitted by Section 13.12.

(c) Buyer acknowledges that the agreements contained in this Section 12.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Seller would not enter into this Agreement.  Accordingly, if Buyer fails promptly to pay any amount due pursuant to this Section 12.03, it shall also pay any costs and expenses incurred by Seller in connection with a legal action to enforce this Agreement that results in a judgment against Buyer or Guarantor for such amount, together with interest on the amount of any unpaid fee, cost or expense at the prime rate as published in the Wall Street Journal, Eastern Edition from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

ARTICLE 13
Miscellaneous

Section 13.01. Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Buyer, to:

VISS Acquisition Corp.
c/o Vestar Capital Partners
245 Park Avenue, 41st Floor

New York, New York 10167
Attention: Steven Della Rocca, General Counsel
Facsimile No.: 212-808-4922
E-mail: sdellarocca@vestarcapital.com

with a copy to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Attention: Peter J. Gordon
Facsimile No.: 212-455-2502
E-mail: pgordon@stblaw.com

if to Seller or Shareholder, to:

MSCI Inc.
7 World Trade Center, 49th Floor
250 Greenwich Street
New York, New York 10007
Attention: Fredrick W. Bogdan
Facsimile No.: 212-804-2906
E-mail:     frederick.bogdan@msci.com

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York  10017
Attention: John A. Bick
    William J. Chudd
Facsimile No.: (212) 701-5800
E-mail:      john.bick@davispolk.com
     william.chudd@davispolk.com

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 13.02.  Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.  Notwithstanding the foregoing, no DFS Provision may be amended or waived without the consent of the Debt Financing sources.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  Except as set forth in Section 11.06, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 13.03.  Expenses.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense, provided that the costs and expenses of counsel, advisors, consultants, investment bankers, brokers, finders, accountants, auditors and experts incurred (and unpaid) by the Company and the other Transferred Entities in connection with this Agreement shall be deemed to be costs and expenses of Seller.

Section 13.04.  Binding Effect; Benefit; Assignment.  (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.  Except as expressly set forth in Section 6.05, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.  Notwithstanding the foregoing, each Debt Financing source and its successors and assigns shall be an express third party beneficiary with respect to Sections 12.03(b), 13.02, 13.06(b), 13.07, 13.12(b)(ii) and this Section 13.04 (the “DFS Provisions”).

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

Section 13.05.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed therein.

Section 13.06.  Jurisdiction.  (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

(b) Notwithstanding the foregoing and without limiting Section 13.06(a), each party hereto agrees that that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing sources in any way relating to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby, including any dispute arising out of the Debt Commitment Letters or the performance thereof, in any forum other than any Federal or State court sitting in the Borough of Manhattan in the City of New York.

(c) Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.01 shall be deemed effective service of process on such party.

Section 13.07.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE DEBT FINANCING).

Section 13.08.  Counterparts; Effectiveness; Third Party Beneficiaries.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.  This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by each other party hereto.  Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

Section 13.09.  Entire Agreement.  This Agreement, the other Transaction Documents and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 13.10.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 13.11.  Disclosure Schedules. The parties hereto agree that any reference in a particular Section of either the Seller Disclosure Schedule or the Buyer Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties is reasonably apparent on the face of the information disclosed therein to the Person to which such disclosure is being made.  The inclusion of any information in the Seller Disclosure Schedule or the Buyer Disclosure Schedule, as applicable, shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Material Adverse Effect or is outside the ordinary course of business.

Section 13.12.  Specific Performance.  (a) The parties hereto agree that irreparable damage would occur if any provision of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated hereby) were not performed in accordance with the terms hereof and that, subject to Section 13.12(b), the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and the Equity Commitment Letter and, in the case of Seller, the Guarantee, or to enforce specifically the performance of the terms and provisions hereof or thereof in any federal court located in the State of New York or, to the extent that no such federal court has jurisdiction over such proceeding, in any New York state court, in addition to any other remedy to which they are entitled at law or in equity.

(b) Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that:

(i) Seller shall be entitled to specific performance to cause Buyer to draw down the full proceeds of the Equity Financing pursuant to the terms and conditions of the Equity Commitment Letters and to cause

Buyer to effect the Closing in accordance with Section 2.02 hereof, in each case only if (A) all of the conditions to closing set forth in Sections 10.01 and 10.02 have been satisfied or irrevocably waived (other than those conditions that, by their nature, can only be satisfied at the Closing, each of which shall be capable of being satisfied at the Closing, and other than those conditions the failure of which to be satisfied is caused by or results from a breach by Buyer of its representations, warranties, covenants or agreements contained in this Agreement), (B) the Debt Financing has been or is reasonably expected to be funded on the Closing Date if the Equity Financing is funded on the Closing Date, (C) Buyer fails to complete the Closing on the date when the Closing should have occurred pursuant to Section 2.02 hereof and (D) Seller has irrevocably confirmed in writing that if specific performance is granted, then the Closing will occur; and

(ii) If (A) the Financing Date has occurred, (B) Seller and the Company have complied in all material respects with their obligations under Section 7.05 and (C) the conditions to the Debt Financing have been satisfied, Seller shall be entitled to specific performance to cause Buyer to enforce the terms of the Debt Commitment Letters, including by requiring Buyer to file one or more lawsuits against the Debt Financing sources thereunder in order to fully enforce such Debt Financing sources’ obligations thereunder and the rights of Buyer thereunder; and

(iii) For the avoidance of doubt, upon payment of the Buyer Termination Fee, none of the financing sources in respect of the Debt Financing will have any liability or obligation to Seller, the Company or any of their respective Affiliates, any of their former, current and future direct or indirect equityholders, controlling persons, stockholders, directors, officers, employees, agents, members, managers, general or limited partners, lenders or assignees or any of their Affiliates relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letters or any of the transactions contemplated hereby or thereby or performance hereunder or thereunder or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity or otherwise.

(c) Each party further agrees that, subject to the preceding clause (b), they will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that any other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement or the Equity Commitment Letter and to enforce specifically the terms and provisions of this Agreement or the Equity Commitment Letter shall not be required to provide any bond or other security in connection with any such order or injunction.

(d) It is acknowledged and agreed that Seller may pursue both a grant of specific performance under this Section 13.12 and the payment of the Buyer Termination Fee and other amounts payable pursuant to Section 13.12, provided that in no event shall Seller be permitted or entitled to receive both (i) a grant of specific performance that permits the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof and (ii) the Buyer Termination Fee and any other amounts payable pursuant to Section 13.12.  Subject to the preceding sentence, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

Section 13.13.  No Recourse.  Without limiting any other provision of this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of, or relate to, this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against the parties hereto, and no Buyer Related Party or any former, current and future Affiliates, officers, directors, managers, employees, equityholders, managers, members, partners, agents, representatives or assigns of Seller or Shareholder, in each case who is not a party to this Agreement shall have any liability for any obligations of the parties hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

VISS ACQUISITION CORP.

By:	/s/ Robert Rosner
	Name:	Robert Rosner
	Title:	President

[Buyer signature page to Stock Purchase Agreement]

MSCI INC.

By:	/s/ Henry Fernandez
	Name:	Henry Fernandez
	Title:	Chief Executive Officer

[Seller signature page to Stock Purchase Agreement]

RISKMETRICS GROUP HOLDINGS, LLC

By:	/s/ Robert Qutub
	Name:	Robert Qutub
	Title:	Chief Financial Officer

[Shareholder signature page to Stock Purchase Agreement]